

Masco Corporation
2016 Annual Meeting of Stockholders
Notice and Proxy Statement



Masco Corporation
21001 Van Born Road
Taylor, Michigan 48180

313-274-7400
www.masco.com

March 24, 2016

Dear Stockholder:

You are cordially invited to attend Masco Corporation's Annual Meeting of Stockholders on Monday, May 9, 2016 at our corporate office in Taylor, Michigan. The following pages contain information regarding the meeting schedule and the matters proposed for your consideration and vote. Following our formal meeting, we expect to provide a review of our operations and respond to your questions.

Our Annual Meeting agenda again includes an advisory "say-on-pay" vote to approve the compensation paid to our named executive officers. We believe that our continued efforts to enhance our pay-for-performance practices resulted in over 98% of the votes cast last year in favor of the compensation paid to our named executive officers. In 2015, we also continued our robust stockholder engagement program by reaching out to our largest stockholders in the spring and in the fall to discuss a broad range of executive compensation and governance topics.

Effective as of the date of our Annual Meeting of Stockholders, Dennis W. Archer, who has served Masco as a director since 2004, will be retiring from our Board. Mr. Archer has served on our Corporate Governance and Nominating Committee and our Audit Committee since 2005. We wish to thank Mr. Archer for his twelve years of service and express our sincerest appreciation and gratitude for his dedication and leadership during his tenure.

We urge you to carefully consider the information in the proxy statement regarding the proposals to be presented at our Annual Meeting. Your vote on the proposals presented in the accompanying notice and proxy statement is important, regardless of whether or not you are able to attend the Annual Meeting. Voting instructions can be found on the enclosed proxy card. Please submit your vote today by internet, telephone or mail.

On behalf of our entire Board of Directors, we thank you for your continued support of Masco Corporation, and we look forward to seeing you on May 9.

Sincerely,

J. Michael Losh
Chairman of the Board

Keith J. Allman
President and Chief Executive Officer

MASCO CORPORATION
Notice of Annual Meeting of Stockholders

Date:	**May 9, 2016**
Time:	**10:00 A.M. Eastern time**
Place:	**Masco Corporation**
	21001 Van Born Road
	Taylor, Michigan 48180

The purposes of the Annual Meeting are:

1. **To elect three Class I Directors;**

2. **To consider and act upon a proposal to approve the compensation paid to our named executive officers;**

3. **To ratify the selection of PricewaterhouseCoopers LLP as our independent auditors for 2016; and**

4. **To transact such other business as may properly come before the meeting.**

The Company recommends that you vote as follows:

- **FOR** each Class I Director nominee;

- **FOR** the approval of the compensation paid to our named executive officers; and

- **FOR** the selection of PricewaterhouseCoopers LLP as our independent auditors for 2016.

Stockholders of record at the close of business on March 11, 2016 are entitled to vote at the Annual Meeting or any adjournment or postponement of the meeting. Whether or not you plan to attend the Annual Meeting, you can ensure that your shares are represented at the meeting by promptly voting by internet or by telephone, or by completing, signing, dating and returning your proxy card in the enclosed postage prepaid envelope. Instructions for each of these methods and the control number that you will need are provided on the proxy card. You may withdraw your proxy before it is exercised by following the directions in the proxy statement. Alternatively, you may vote in person at the meeting.

By Order of the Board of Directors,

Kenneth G. Cole

Kenneth G. Cole
Vice President, General Counsel and Secretary

March 24, 2016

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON MAY 9, 2016: THIS PROXY STATEMENT AND THE MASCO CORPORATION 2015 ANNUAL REPORT TO STOCKHOLDERS ARE AVAILABLE AT:
http://www.ezodproxy.com/masco/2016

2016 Proxy Statement Summary

This summary highlights information to assist you in reviewing the proposals you will be voting on at our 2016 Annual Meeting. This summary does not contain all of the information you should consider; you should read the entire proxy statement carefully before voting. The proposals for our Annual Meeting are the election of our Class I Directors, the approval of the compensation paid to our named executive officers, and the ratification of the selection of PricewaterhouseCoopers LLP as our independent auditors.

CORPORATE GOVERNANCE AND OUR BOARD OF DIRECTORS

Our Board of Directors is committed to maintaining our high standards of ethical business conduct and corporate governance principles and practices. Our corporate governance practices include:

- ✓ **Robust Stockholder Engagement** – We reach out to our largest stockholders each spring and fall to discuss a broad range of executive compensation and governance topics.
- ✓ **Board Refreshment** – Five new independent directors have joined our Board since 2012, and in 2015 our Board appointed a new Chairman of the Board and new Chairs of our Board Committees.
- ✓ **Separation of our CEO and Chairman of the Board** – The positions of our CEO and Chairman of the Board are separated; our Chairman of the Board is an independent director.
- ✓ **Board Self-Evaluation** – Annually, our directors review the effectiveness of our Board through a self-evaluation process.
- ✓ **Majority Voting for our Directors** – In uncontested elections, our director nominees must receive more than 50% of the votes cast to be elected to our Board.
- ✓ **Director Independence** – Nine of our eleven directors are independent, and all of the members of our Audit, Organization and Compensation, and Corporate Governance and Nominating Committees are independent.

DIRECTOR NOMINEES

The Class I Director Nominees for our Board of Directors are:



Donald R. Parfet

Director Since:
2012

Position:
Managing Director, Apjohn, LLC and General Partner, Apjohn Ventures Fund, Limited Partnership

Independent:
Yes

Committees:
Organization and Compensation (Chair)

Audit



Lisa A. Payne

Director Since:
2006

Position:
Vice President, Taubman Centers, Inc. (through March 2016)

Independent:
Yes

Committees:
Audit (Chair)

Organization and Compensation



Reginald M. Turner

Director Since:
2015

Position:
Attorney and Member Clark Hill PLC

Independent:
Yes

Committees:
Audit

Corporate Governance and Nominating

If elected, each would serve for a three-year term concluding at our 2019 Annual Meeting.

2015 FINANCIAL PERFORMANCE

We delivered strong financial results in 2015. Our reported sales for the full year increased 2% to $7.1 billion, and increased 6% excluding the impact of foreign currency translation. We delivered operating margin expansion and strong cash flow generation, and we returned our cabinet business to profitability. Additionally, we successfully spun off 100% of our installation and other services businesses into an independent, publicly-traded company, TopBuild Corp., through a tax-free distribution to our stockholders on June 30, 2015. This transformed Masco into a home improvement and building products company where our distinct advantages – brand and innovation – are key success factors.

In addition to delivering sales and profit growth, we returned capital to our stockholders by repurchasing over 17 million shares of stock and increasing our dividends by six percent in 2015. Finally, we continued the execution of our strategy to position us for future growth by focusing on leveraging opportunities across our businesses, driving the full potential of our core businesses and actively managing our portfolio.

EXECUTIVE COMPENSATION

Based on our strong financial performance in 2015, we exceeded the target goals for our annual and long-term performance-based compensation programs.

2015 Annual Performance Program

Under our annual performance program we grant restricted stock and pay cash bonuses to our executive officers if we meet our performance goals for operating profit and working capital as a percent of sales. The following tables reflect our 2015 target goals, our performance relative to our target goals and the compensation we paid to our named executive officers under our 2015 annual performance program:

2015 Annual Performance Program			
Performance Metric	Target	Performance (as adjusted)	Weighted Performance Percentage
Operating Profit (in millions)	$845	$926	144%
Working Capital as a Percent of Sales	12.9%	12.8%	

Executive Officer	Cash Bonus ($)	Restricted Stock Award ($)	Total 2015 Annual Performance Compensation ($)
Keith J. Allman	2,376,000	2,376,001	4,752,001
John G. Sznewajs	695,500	695,403	1,390,903
Richard A. O'Reagan	500,500	500,506	1,001,006
Amit Bhargava	252,000	252,039	504,039
Christopher K. Kastner	252,000	252,039	504,039

2016 Proxy Statement Summary

2013-2015 Long Term Performance Program

Under our Long Term Cash Incentive Program ("LTCIP"), our executive officers earn a cash award if we meet a return on invested capital performance goal for a three-year period. The following tables reflect our target goal for the 2013-2015 LTCIP performance period, our performance relative to our target goal and the compensation we paid to our named executive officers who participated in the 2013-2015 LTCIP:

2013-2015 LTCIP			
Performance Metric	**Target**	**Performance (as adjusted)**	**Performance Percentage[1]**
Return on Invested Capital	8.50%	10.49%	214%

(1) Although we achieved a performance percentage of 214%, our payout percentage under the LTCIP is capped at 200%.

Executive Officer	Cash Award ($)[1]
Keith J. Allman	675,000
John G. Sznewajs	795,000
Richard A. O'Reagan	—
Amit Bhargava	—
Christopher K. Kastner	—

(1) Messrs. O'Reagan, Bhargava and Kastner were not executive officers in 2013 and therefore did not participate in our 2013-2015 LTCIP.

Stockholder Outreach

In 2015, we continued our robust stockholder engagement program through which we encourage certain of our stockholders to engage in dialogue with us twice per year. During the year, we reached out to stockholders holding almost 55% of our outstanding shares. We received positive feedback from the stockholders with whom we spoke regarding the structure of our compensation programs and practices, which was reflective of the strong support we have received for our say-on-pay proposal over the past four years. We provide reports on the feedback we receive to our Organization and Compensation Committee and Corporate Governance and Nominating Committee.

Our Compensation Practices

During 2015, our Organization and Compensation Committee (the "Compensation Committee") continued to review our compensation programs and practices to ensure our interests and the objectives for our compensation programs are aligned. At our 2015 Annual Meeting, over 98% of the votes cast on our say-on-pay proposal approved the compensation we paid to our executive officers. Although the say-on-pay vote is advisory and non-binding, our Compensation Committee believes this approval percentage indicates strong support for our continued efforts to enhance our pay-for-performance practices, and our Compensation Committee concluded that our stockholders endorse our current executive compensation programs and practices.

Our compensation practices include:

- ✓ **Long-Term Incentives** – Our compensation programs are weighted toward long-term incentives. We give approximately equal weight to performance-based restricted stock, stock options and our three-year LTCIP.

- ✓ **Five-Year Vesting** – Our performance-based restricted stock and stock option awards vest over five years, which is longer than typical market practice.

- ✓ **Long-Term Performance Program** – A significant portion of our executive officers' compensation opportunity is based on the achievement of a long-term performance goal.

- ✓ **Clawback Policy** – If we restate our financial statements, other than as a result of changes to accounting rules or regulations, our clawback policy allows us to recover incentive compensation paid to our executives in the three-year period prior to the restatement, regardless of whether misconduct caused the restatement.

- ✓ **Stock Ownership Requirements** – We have minimum stock ownership requirements for our executive officers, including requiring our CEO to own stock valued at six times his base salary.

- ✓ **Double-Trigger**—We have double-trigger vesting of equity on a change in control.

- ✓ **Tally Sheets and Risk Analysis** – Our Compensation Committee uses tally sheets and analyzes risk in setting executive compensation.

- ✓ **Competitive Analysis** – On an annual basis, our Compensation Committee reviews a market analysis of executive compensation paid by our peer companies and published survey data for comparably-sized companies.

- ✓ **Limited Perquisites** – We provide limited perquisites to our executive officers.

Our compensation practices do not include:

- ✗ **Excise Tax Gross-Up** – We have eliminated the excise tax gross-up feature on all of the equity grants made since 2012.

- ✗ **Hedging or Pledging** – Our policy prohibits executives and directors from hedging our stock and from making future pledges of our stock.

- ✗ **Contractual Termination Arrangements** – We have no change in control agreements, contractual severance agreements or employment agreements providing for severance payments with our executive officers.

- ✗ **Option Repricing** – Our equity plan prohibits the repricing of options without stockholder approval.

Table of Contents

PART I – CORPORATE GOVERNANCE

PART II – COMPENSATION DISCUSSION AND ANALYSIS

Corporate Governance

This section of our proxy statement provides information on the qualifications and experience of our director nominees and incumbent directors, the structure of our Board and our Board committees, and other important corporate governance matters.

DIRECTOR AND DIRECTOR NOMINEES

Our Board of Directors is divided into three classes. Following the election of the Class I directors nominated at this Annual Meeting, the terms of office of our Class I, Class II and Class III directors will expire at the Annual Meeting of Stockholders in 2019, 2017 and 2018, respectively, or when their respective successors are elected and qualified.

In addition to meeting the criteria that are described below under "Board of Directors – Board Composition and Membership," each of our director nominees and each continuing director brings a strong and unique background and set of skills to our Board. As a result, our Board as a whole possesses competence and experience in a wide variety of areas, including executive management, finance and accounting, executive compensation, risk management, manufacturing, global operations, corporate governance and board oversight, marketing and brand management, portfolio strategy, business development, governmental relations, law and compliance and real estate development. Biographical information for each of our director nominees and each continuing director is set forth below, including the specific business experience, qualifications, attributes and skills that led our Board to conclude that each should serve as a director.

DIRECTOR NOMINEES FOR CLASS I
(Term Expiring at the Annual Meeting in 2019)



Managing Director, Apjohn Group, LLC, a business development company, since 2000

General Partner, Apjohn Ventures Fund, Limited Partnership, a venture capital fund, since 2003

Donald R. Parfet

Age: 63 | Director since 2012

RELEVANT SKILLS AND EXPERIENCE

As an executive with responsibilities for numerous global businesses, Mr. Parfet brings extensive financial and operating experience to our Board, including financial and corporate staff management responsibilities and senior operational responsibilities for multiple global business units. His experience in business development and venture capital firms provides our Board with a valued perspective on growth and strategy. He is also experienced in leading strategic planning, risk assessment, human resource planning and financial planning and control. His global operating experience, strong financial background and proven leadership capabilities are especially important to our Board's consideration of product and geographic expansion and business development opportunities.

BUSINESS EXPERIENCE

- Director of Kelly Services, Inc., Rockwell Automation, Inc. and Pronai Theraputics, Inc.
- Director and trustee of a number of charitable and civic organizations
- Senior Vice President, Pharmacia Corporation, a pharmaceutical company, from which he retired in 2000
- Served as a senior corporate officer of Pharmacia & Upjohn and The Upjohn Company, predecessors of Pharmacia Corporation



Vice Chairman of Taubman Centers, Inc., a real estate investment trust (2005 - March 2016)

Lisa A. Payne

Age: 57 | Director since 2006

RELEVANT SKILLS AND EXPERIENCE

Ms. Payne possesses extensive financial, accounting and corporate finance expertise gained through her experience as Chief Financial Officer of Taubman Centers and as an investment banker. Her financial focus and proficiency helped guide Taubman Centers through the economic recession and increased shareholder value. She brings to our Board an understanding of growth strategy. In addition, Ms. Payne's extensive experience in real estate investment, development and acquisition gives her an informed and thorough understanding of macroeconomic factors that may impact our business.

BUSINESS EXPERIENCE

- Director of J.C. Penney Company, Inc., Rockwell Automation, Inc. and Taubman Centers, Inc. (through March 2016)
- Taubman Centers, Inc.:
  - Chief Financial Officer (2005-2015)
  - Executive Vice President and Chief Financial and Administrative Officer (1997-2005)
- Investment banker, Goldman, Sachs & Co. (1987-1997)



Attorney and Member, Clark Hill PLC, a Detroit, Michigan-based law firm, since April 2000, and currently serves on its Executive Committee

Reginald M. Turner

Age: 56 | Director since 2015

RELEVANT SKILLS AND EXPERIENCE

As an accomplished litigator and legal advisor with expertise in labor and employment law and government relations, Mr. Turner brings to our Board powerful insight in these areas. His background, coupled with his service as a director of a financial institution and a member of its enterprise risk committee, make him a valuable asset to our Board in the areas of risk management and finance. Mr. Turner has numerous and varied experiences in business, civic and charitable leadership roles, and his skills and insight benefit our Board as it considers issues of risk management, corporate governance and legal risk.

BUSINESS EXPERIENCE

- Director of Comerica Incorporated since 2005, where he currently chairs that board's Enterprise Risk Committee and serves on its Audit Committee and Qualified Legal Compliance Committee
- Past President of the National Bar Association and past President of the State Bar of Michigan

- Active in public service and with civic and charitable organizations, serving in leadership positions with the Detroit Public Safety Foundation, the Detroit Institute of Arts, and the Community Foundation for Southeast Michigan
- Past chair of the United Way for Southeastern Michigan; Mr. Turner continues to serve on its executive committee

CLASS II DIRECTORS
(Term Expiring at the Annual Meeting in 2017)



Our President and Chief Executive Officer, since February 2014

Keith J. Allman

Age: 53 | Director since 2014

RELEVANT SKILLS AND EXPERIENCE

Mr. Allman brings to our Board strong business leadership skills, hands-on operational experience with our businesses and valuable insight into our culture. He played an integral role in developing our strategies to strengthen our brands and improve our execution, which has helped to provide the foundation for the current direction of our Company. His key leadership positions within our Company have given him deep knowledge of all aspects of our business, and he also possesses a significant understanding of, and experience with, complex operations as well as company-specific customer expertise.

BUSINESS EXPERIENCE

- Masco Corporation:
  - Group President (2011-2014)
  - President, Delta Faucet (2007-2011)
  - Executive Vice President, Builder Cabinet Group (2004-2007)
  - Served in various management positions of increasing responsibility at Merillat Industries (1998-2003)
- Director of Oshkosh Corporation



Retired Chief Financial Officer and Executive Vice President of General Motors Corporation, a global automotive company

J. Michael Losh

Age: 69 | Director since 2003

RELEVANT SKILLS AND EXPERIENCE

Mr. Losh has strong leadership skills gained through significant executive leadership positions and through his service on boards of other publicly held companies in various industries. His current activities provide him with valuable exposure to developments in board oversight responsibilities, corporate governance, risk management, accounting and financial reporting, which enhances his service to us as Chairman of our Board. In addition, Mr. Losh has experience with and understands complex international financial transactions. He possesses substantial finance and accounting expertise gained through his experience as CFO of large organizations and through his service on other boards and audit committees.

BUSINESS EXPERIENCE

- Director of Prologis, Aon plc, and H.B. Fuller Company
- During the past five years, Mr. Losh served as a director of CareFusion Corporation and TRW Automotive Holdings Corp.
- Interim Chief Financial Officer of Cardinal Health, Inc. (2004-2005)
- Served for 36 years in various capacities at General Motors Corporation until his retirement in 2000



Vice Chairman of Illinois Tool Works Inc., a global diversified industrial manufacturer of specialized industrial equipment, consumables, and related service businesses, since 2015

Christopher A. O'Herlihy

Age: 52 | Director since 2013

RELEVANT SKILLS AND EXPERIENCE

Mr. O'Herlihy joined Illinois Tool Works Inc. in 1989 and has been promoted to various positions with increased responsibilities. In his various roles, he has acquired extensive knowledge and experience in all aspects of business, including business strategy, operations, acquisitions, emerging markets, financial performance and structure, legal matters, and human resources/talent management. His current responsibilities include developing and executing the overall corporate growth strategy. He brings to our Board strategic insight and understanding of complex business and manufacturing operations, as well as a valuable perspective of international business operations, gained through his experience with a multi-billion dollar diversified global organization.

BUSINESS EXPERIENCE

- Illinois Tool Works Inc.:
  - Executive Vice President, with worldwide responsibility for Illinois Tool Works' Food Equipment Group (2010-2015)
  - Group President – Food Equipment Group Worldwide (2010)
  - Group President – Food Equipment Group International (2009-2010)
  - For approximately 26 years, served in various positions of increasing responsibility, including as Group President of the Polymers and Fluids Group

CLASS III DIRECTORS
(Term Expiring at the Annual Meeting in 2018)



Mark R. Alexander

Age: 51 | Director since 2014

Senior Vice President of Campbell Soup Company, a manufacturer and marketer of branded convenience products, since 2010

President of Americas Simple Meals and Beverages, Campbell Soup Company, since 2015

RELEVANT SKILLS AND EXPERIENCE

As President of Campbell Soup Company's largest division, Mr. Alexander brings to our Board strong leadership skills and experience in developing and executing business growth strategies. His current business responsibilities include investing in brand-building, innovation and expanded distribution, which correspond to areas of focus at our business operations. His extensive international experience with consumer branded products and his background in marketing and customer relations also provide our Board with expertise and insight as we leverage our consumer brands in the global market.

BUSINESS EXPERIENCE

- Campbell Soup Company:
  - President of Campbell North America (2012-2015), Campbell International (2010-2012) and Asia Pacific (2006-2009)
  - Chief Customer Officer and President – North America Baking & Snacking (2009-2010)
  - Served in various marketing, sales and management roles in the United States, Canada and abroad since 1989
- Chairman of the Board of Governors of GS1 U.S., a not-for-profit industry organization



Richard A. Manoogian

Age: 79 | Director since 1964

Chairman Emeritus since 2012

RELEVANT SKILLS AND EXPERIENCE

Mr. Manoogian was instrumental in the dramatic growth of Masco to one of the largest manufacturers in North America of brand-name products for home improvement and new home construction. His experience in navigating our Company through various phases of its transformation and diversification provides our Board with unique and extensive knowledge of our Company's history and strategies. As a long-term leader at Masco, Mr. Manoogian possesses firsthand knowledge of our operations as well as a deep understanding of the home improvement and new home construction industries.

BUSINESS EXPERIENCE

- Our Chairman of the Board (1985-2012)
- Masco Corporation:
  - Executive Chairman (2007-2009)
  - Chief Executive Officer (1985-2007)
  - Elected as President in 1968, and as Vice President in 1964



Retired Chairman of the Board and Chief Executive Officer of TRW Automotive Holdings Corp., a diversified automotive supplier

John C. Plant

Age: 62 | Director since 2012

RELEVANT SKILLS AND EXPERIENCE

Based on his leadership positions with multi-billion dollar diversified global companies, Mr. Plant brings to our Board strategic insight and understanding of complex operations as well as a valuable perspective of international business. He understands how to manage a company through economic cycles and major transactions. He also has a strong background in finance and extensive knowledge and experience in all aspects of business, including operations, business development matters, financial performance and structure, legal matters and human resources.

BUSINESS EXPERIENCE

- Director of Alcoa, Inc., Jabil Circuit, Inc. and Gates Corporation, a privately held corporation
- TRW Automotive Holdings Corp.:
  - Chairman of the Board (2011-2015)
  - President and Chief Executive Officer and Director (2003-2015)
- Co-member of the Chief Executive Office of TRW Inc. and the President and Chief Executive Officer of the automotive business of TRW Inc. (2001-2003)
- Vice Chairman of the Kennedy Center Corporate Fund Board
- Director of the Automotive Safety Council



Retired Chairman and Chief Executive Officer of Krey Distributing Company, a beverage distribution firm

Mary Ann Van Lokeren

Age: 68 | Director since 1997

RELEVANT SKILLS AND EXPERIENCE

Ms. Van Lokeren's nearly 20 years of experience as the Chairman and CEO of a large and successful distribution company gives her valuable insight into many facets of company leadership and management including personnel, marketing, customer relationships and overall business strategy. She also brings to our Board an understanding of product distribution and logistics. Her current and past service as a director of other public companies and non-profit organizations gives her a broad perspective on issues of corporate governance, executive compensation, board oversight and risk management.

BUSINESS EXPERIENCE

- Chairman and Chief Executive Officer of Krey Distributing Company (1987-2006), and served as its Secretary upon joining Krey in 1978
- Director of The Laclede Group, Inc.

BOARD OF DIRECTORS

Our Board of Directors is committed to maintaining our high standards of ethical business conduct and corporate governance principles and practices.

| Leadership Structure of our Board of Directors |

Mr. J. Michael Losh was appointed as Chairman of our Board on May 4, 2015. At that time, Mr. Losh also became the Chair of our Corporate Governance and Nominating Committee. Mr. Losh has served on our Board since 2003, including as the Chair of our Audit Committee from 2008-2015.

As an independent Chairman of our Board, Mr. Losh has a strong working relationship with the other directors. He presides at Board meetings and at executive sessions of the independent directors; consults with management regarding information sent to our Board; approves our Board's meeting agendas and assures that there is sufficient time for discussion of all agenda items; has the authority to call meetings of the independent directors; and oversees our Board and Committee self-evaluation process.

Our Board believes that its leadership structure is in the best interests of the Company and our stockholders at this time; however, our Board has no policy with respect to the separation of the roles of CEO and Chairman and believes that this matter should be discussed and determined by the Board from time to time, based on all of the then-current facts and circumstances. If the roles of Chairman and CEO are combined in the future, the role of Lead Director could become part of our Board leadership structure.

If you are interested in contacting the Chairman of our Board, you may send your communication in care of our Secretary to the address specified in "Communications with Our Board of Directors" below.

| Independence of our Directors |

Our Corporate Governance Guidelines require that a majority of our directors qualify as "independent" under the requirements of applicable law and the New York Stock Exchange's listing standards. For a director to be considered independent, our Board must determine that the director does not have any direct or indirect material relationship with us. Our Board has adopted standards to assist it in making a determination of independence for directors. These standards are posted on our website at www.masco.com.

Our Board has determined that nine of our eleven current directors, including all of our non-employee directors other than Mr. Manoogian, are independent. As an employee, Mr. Allman, our President and Chief Executive Officer ("CEO"), is not an independent director. Our independent directors are Messrs. Alexander, Archer, Losh, O'Herlihy, Parfet, Plant and Turner, Ms. Payne and Ms. Van Lokeren. In making its independence determinations, our Board reviewed all transactions, relationships and arrangements for the last three fiscal years involving each non-employee director and the Company. In evaluating Mr. O'Herlihy's independence, our Board considered our purchases of goods from Illinois Tool Works Inc. and its subsidiaries. The aggregate amount of these purchases was approximately $1.2 million in 2015. Illinois Tool Works has reported revenue of $13.4 billion in 2015. Our Board does not believe that Mr. O'Herlihy has a material interest in these transactions.

Our Board also determined that we did not make any discretionary charitable contributions exceeding the greater of $1 million or 2% of the revenues of any charitable organization in which any of our directors was actively involved in the day-to-day operations.

| Board of Directors and Independent Committees of our Board |

During 2015, our Board of Directors held seven meetings. Each director attended at least 75% of our Board meetings and applicable committee meetings that were held while such person served as a director. It is our policy to encourage directors to attend our Annual Meeting of Stockholders, and all of our directors attended our 2015 Annual Meeting.

The standing committees of our Board of Directors are the Audit Committee, the Organization and Compensation Committee (the "Compensation Committee") and the Corporate Governance and

Nominating Committee (the "Governance Committee"). Each member of each of these committees qualifies as independent. These committees function pursuant to written charters adopted by the Board. The committee charters, as well as our Corporate Governance Guidelines and our Code of Business Ethics, are posted on our website at www.masco.com and are available to you in print from our website or upon request. Amendments to or waivers of our Code of Business Ethics for directors and executive officers, if any, will be posted on our website.

Our non-employee directors frequently meet in executive session without management, and the independent directors meet separately at least once per year. The Chairman of our Board presides over these executive sessions.

| Board Refreshment |

Our Governance Committee periodically assesses the composition of our Board, including whether any vacancies are expected on our Board due to retirement or otherwise. In connection with this review, five new independent directors have joined our Board since December 2012, bringing fresh and diverse perspectives. These directors have particular strength in the areas of executive management, financial expertise, global operations, business strategy, brand management, risk management, labor and employment law and government relations. We believe the addition of these new directors, combined with our directors who have experience with us, provides a strong balance of deep, historical understanding of our Company and new perspectives, resulting in strong guidance and oversight to our executive management team.

In May 2015, our Board appointed Mr. Losh as our new independent Board Chairman, following the retirement of our Board's Chairman, Mr. Verne Istock. Mr. Losh has been a member of our Board since 2003, and served as our Audit Committee Chair from 2008 to 2015, stepping down from that position when he was appointed as Chair of our Governance Committee. Our Audit Committee is now led by Ms. Payne, who has been a member of our Board and Audit Committee since 2006. In addition, our Board appointed Mr. Parfet as our new Compensation Committee Chair. Mr. Parfet has been a member of our Board since 2012 and a member of the Compensation Committee since 2013.

| Board Composition and Membership |

Our Governance Committee believes that directors should possess exemplary personal and professional reputations, reflecting high ethical standards and values. The expertise and experience of directors should provide a source of advice and guidance to our management. A director's judgment should demonstrate an inquisitive and independent perspective with acute intelligence and practical wisdom. Directors should be free of any significant business relationships which would result in a potential conflict in judgment between our interests and the interests of those with whom we do business. Each director should be committed to serving on our Board for an extended period of time and to devoting sufficient time to carry out the director's duties and responsibilities in an effective manner for the benefit of our stockholders. Our Governance Committee also considers additional criteria adopted by our Board for director nominees and the independence, financial literacy and financial expertise standards required by applicable law and by the New York Stock Exchange.

Neither our Board nor our Governance Committee has adopted a formal Board diversity policy. However, as part of its assessment of Board composition and evaluation of potential director candidates, our Governance Committee considers whether our directors hold diverse viewpoints, professional experiences, education and other skills and attributes that are necessary to enhance Board effectiveness. In addition, our Governance Committee believes that it is desirable for Board members to possess diverse characteristics of race, national and regional origin, ethnicity, gender and age, and considers such factors in its evaluation of candidates for Board membership.

The Governance Committee uses a number of sources to identify and evaluate director nominees. It is the Governance Committee's policy to consider director candidates recommended by stockholders. All Board candidates, including those recommended by stockholders, are evaluated against the criteria described above. Stockholders wishing to have the Governance Committee consider a candidate should submit the candidate's name and pertinent background information to our Secretary at the address stated below in "Communications with our Board of Directors." Stockholders who wish to nominate director candidates for election to our Board should follow the procedures set forth in our Certificate of Incorporation and Bylaws. For a summary of these procedures, see "2017 Annual Meeting of Stockholders" below.

| Risk Oversight |

Management continually monitors four general categories of risk related to our business: financial reporting risk, strategic risk, operational risk, and legal, regulatory, ethical and compliance risk. Our entire Board discharges its oversight of risk through an annual review and discussion of a comprehensive analysis prepared by management on material risks facing us; updates regarding these risks are presented at each subsequent Board meeting. Our President and Chief Executive Officer, as the head of our management team and a member of our Board, assists our Board in its risk oversight function and leads those discussions.

The Compensation Committee and Audit Committee are responsible for risk oversight as described below under "Committees of our Board of Directors."

| Communications with our Board of Directors |

If you are interested in contacting the Chairman of our Board, an individual director, our Board of Directors as a group, our independent directors as a group, or a specific Board committee, you may send a communication, specifying the individual or group you wish to contact, in care of:

Kenneth G. Cole, Secretary
Masco Corporation
21001 Van Born Road
Taylor, Michigan 48180

COMMITTEES OF OUR BOARD OF DIRECTORS



Lisa A. Payne
Chair

Mark R. Alexander

Dennis W. Archer

Christopher A. O'Herlihy

Donald R. Parfet

John C. Plant

Reginald M. Turner

Audit Committee

7 meetings in 2015

Our Audit Committee assists our Board in its oversight of the integrity of our financial statements, the effectiveness of our internal controls over financial reporting, the qualifications, independence and performance of our independent auditors, the performance of our internal audit function, and our compliance with legal and regulatory requirements, including our employees' compliance with our Code of Business Ethics.

At each of its meetings, our Audit Committee oversees risks related to financial reporting through review and discussion of management's reports and analyses of financial reporting risk and risk management practices. Periodically, our Audit Committee reviews and discusses certain additional financial and non-financial risks that we believe are most germane to our business activities.

Our Board has determined that each member of our Audit Committee is independent and financially literate. Five members of our Audit Committee, Messrs. Alexander, O'Herlihy, Parfet and Plant and Ms. Payne, qualify as "audit committee financial experts" as defined in Item 407(d)(5)(ii) of Regulation S-K.



Donald R. Parfet
Chair

J. Michael Losh

Christopher A. O'Herlihy

Lisa A. Payne

Mary Ann Van Lokeren

Organization and Compensation Committee

8 meetings in 2015

Our Compensation Committee determines executive compensation, evaluates the performance of our senior executives, determines and administers restricted stock awards and options granted under our stock incentive plan, administers our Long Term Cash Incentive Program, and reviews our management succession plan, including periodically reviewing our CEO's evaluation and recommendation of potential successors. Information about our Compensation Committee's process for consideration and determination of executive compensation, and a description of the role of the compensation consultant engaged by the Compensation Committee, are presented in the "Compensation Discussion and Analysis" below.

In addition, our Compensation Committee considers risks arising from our compensation policies and practices, and has determined that such risks are not reasonably likely to have a material adverse effect on us. Our executive officers and other members of management report to the Compensation Committee on executive compensation programs at our business units to assess whether these programs or practices expose us to excessive risk.



Mark R. Alexander

Dennis W. Archer

John C. Plant

Reginald M. Turner

Mary Ann Van Lokeren

J. Michael Losh
Chair

Corporate Governance and Nominating Committee

4 meetings in 2015

Our Governance Committee advises our Board on the governance structure and conduct of our Board and has responsibility for developing and recommending to our Board appropriate corporate governance guidelines and policies. In addition, our Governance Committee identifies and recommends qualified individuals for nomination and re-nomination to our Board and recommends directors for appointment and re-appointment to Board committees.

COMPENSATION OF DIRECTORS

Our non-employee directors receive the following compensation for service on our Board:

Compensation Element	Amount
Annual Cash Retainer	$120,000
Annual Equity Retainer [1]	Restricted stock with a value of $120,000 that vests in three equal installments over three years
Annual Chairman of the Board Cash Retainer	$200,000
Annual Committee Chair Cash Retainer [2]	$22,000 for the Audit Committee $18,000 for the Compensation Committee $12,000 for the Governance Committee
Meeting Fee [3]	None
Stock Ownership Guideline	Directors must retain at least 50% of the shares of restricted stock they receive from the Company until their service as a director concludes

(1) The restricted stock is granted under our Non-Employee Directors Equity Program.

(2) The Corporate Governance and Nominating Committee Chair retainer is not paid if the director who chairs that committee also serves as the Chairman of our Board.

(3) Our Board may approve the payment of meeting fees to directors serving on three or more standing committees or serving as members of a special committee constituted by our Board. No such fees were paid in 2015.

Our non-employee directors may participate in our matching gifts program until December 31 of the year in which their service as a director ends. Under this program, we will match up to $5,000 of a director's contributions to eligible 501(c)(3) tax-exempt organizations each year. Directors are also eligible to participate in our employee purchase program, which enables them to obtain rebates on our products that they purchase for their personal use. Both of these programs are available to all of our employees. In addition, if space is available, a director's spouse is permitted to accompany a director who travels on Company aircraft to attend Board or committee meetings.

The following table reflects 2015 compensation paid to our directors, other than Mr. Allman, who is also a Company employee and receives no additional compensation for his services as a director.

2015 Director Compensation				
Name	Cash Fees Earned ($)	Restricted Stock Awards ($)[1][3]	All Other Compensation ($)[2]	Total ($)[3]
Mark R. Alexander	118,333	119,924	—	238,257
Dennis W. Archer	118,333	119,924	5,000	243,257
Verne G. Istock [4]	107,454	—	—	107,454
J. Michael Losh	259,222	119,924	5,000	384,146
Richard A. Manoogian	118,333	119,924	5,000	243,257
Christopher A. O'Herlihy	118,333	119,924	—	238,257
Donald R. Parfet	130,333	119,924	5,000	255,257
Lisa A. Payne	133,000	119,924	5,000	257,924
John C. Plant	118,333	119,924	—	238,257
Reginald M. Turner	99,167	139,090	—	238,257
Mary Ann Van Lokeren	124,515	119,924	5,000	249,439

(1) In May 2015, we granted 4,992 shares of restricted stock to each non-employee director, except for Mr. Istock, whose service as a director ended on May 4, 2015, and Mr. Turner, who received an award of 5,789 shares as prorated equity compensation for his service as a director beginning in March 2015. This column reflects the aggregate grant date fair value of the shares, calculated in accordance with accounting guidance. Directors only realize the value of restricted stock awards over time because the vesting of awards occurs pro rata over three years, and one-half of these shares must be retained until completion of their service on our Board.

(2) Amounts in this column include our contributions in 2015 to eligible tax-exempt organizations under our matching gifts program, as described above, for which directors receive no direct financial benefit. The matching contributions were attributable to director charitable contributions made in 2015, 2014 or in both years.

(3) The following table sets forth the aggregate number of shares of unvested restricted stock, and the aggregate number of stock options outstanding, held on December 31, 2015 by each director who was serving on that date. Our Board ceased granting stock options to non-employee directors in 2010; however, a portion of the stock options granted before then remains outstanding. The stock options outstanding for Mr. Manoogian were granted while he was a Company employee.

Director	Unvested Restricted Stock	Stock Options Outstanding
Mark R. Alexander	8,501	—
Dennis W. Archer	15,431	36,468
J. Michael Losh	15,431	36,468
Richard A. Manoogian	15,431	2,158,481
Christopher A. O'Herlihy	10,992	—
Donald R. Parfet	11,887	—
Lisa A. Payne	15,431	63,819
John C. Plant	13,916	—
Reginald M. Turner	5,789	—
Mary Ann Van Lokeren	15,431	29,174

(4) Mr. Istock retired from the Board in May 2015.

STOCKHOLDER ENGAGEMENT

In determining our executive compensation and corporate governance practices, we believe it is important to consider feedback from our stockholders. We have a robust stockholder outreach program through which we encourage certain of our stockholders to engage in dialogue with us twice per year. During the year, we reached out to stockholders holding almost 55% of our outstanding shares. We provide reports on the feedback we receive to our Compensation Committee and Governance Committee.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Board of Directors has adopted a Related Person Transaction Policy that requires our Board or a committee of independent directors to approve or ratify any transaction involving us in which any director, director nominee, executive officer, 5% beneficial owner or any of their immediate family members has a direct or indirect material interest. This policy covers financial transactions, or any series of similar transactions, including indebtedness and guarantees of indebtedness, as well as transactions involving employment, but excludes transactions determined by our Board not to involve a material interest of the related person, such as ordinary course of business transactions of $120,000 or less and transactions in which the related person's interest is derived solely from service as a director of another entity or ownership of less than 10% of another entity's stock. The policy requires directors, director nominees and executive officers to provide prompt written notice to our Secretary of any related transaction so it can be reviewed by the Governance Committee. If the Governance Committee determines that the related person has a direct or indirect material interest in the transaction, it will consider all relevant information to assess whether the transaction is in, or not inconsistent with, our best interests and the best interests of our stockholders. The Governance Committee annually reviews previously-approved ongoing related transactions to determine whether the transactions should continue.

These procedures have been followed in connection with the review of the transactions described below. There have been no transactions since January 1, 2015 required to be described in this proxy statement that were not subject to review, approval or ratification in accordance with this policy.

In accordance with the terms of our 2009 agreement with Mr. Manoogian, who transitioned to Chairman Emeritus in 2012, we provide him with office space, an administrative assistant and reasonable equipment and supplies for his personal use, which together have an aggregate annual value of approximately $270,000. We charge Mr. Manoogian the full cost for additional office space and related equipment and supplies used by his personal and charitable foundation staff and for a driver and the incremental cost for his use of our aircraft (with prior approval from our CEO), all of which aggregated approximately $263,000 for 2015.

We entered into an agreement dated June 11, 2015 with Gerald Volas, who was our Group President, North American Diversified Businesses, in connection with his becoming the President and Chief Executive Officer of TopBuild Corp. as of June 30, 2015. The agreement provides for certain severance benefits if Mr. Volas is terminated by TopBuild without cause or if he resigns with good reason on or before August 3, 2019 and was assigned to TopBuild as of June 30, 2015.

Proposal 1: Election of Class I Directors

The term of office of our Class I Directors, who are Dennis W. Archer, Donald R. Parfet, Lisa A. Payne and Reginald M. Turner, expires at this meeting. Mr. Archer, who has served on our Board of Directors since 2004, will be retiring from our Board effective as of the date of our Annual Meeting of Stockholders, at which time the number of directors on our Board will be reduced to ten.

Our Board proposes the re-election of Messrs. Parfet and Turner and Ms. Payne, to serve as Class I Directors. The term of the Class I Directors elected at this Annual Meeting will expire at the Annual Meeting of Stockholders in 2019, or when their respective successors are elected and qualified.

Our Board expects that the persons named as proxy holders on the proxy card will vote the shares represented by each proxy for the election of each director nominee unless a contrary direction is given. If, prior to the meeting, a nominee is unable or unwilling to serve as a director, which our Board does not expect, the proxy holders may vote for such alternate nominee, if any, as may be recommended by our Board, or our Board may reduce its size.

Information regarding each of our director nominees is set forth above in "Director Nominees for Class I."

Our Board of Directors recommends a vote FOR the election to Our Board of Directors of each of the following Class I Director nominees:

Name	Age	Director Since	Occupation
Donald R. Parfet	63	2012	Managing Director, Apjohn Group, LLC and General Partner, Apjohn Ventures Fund
Lisa A. Payne	57	2006	Vice Chairman of Taubman Centers, Inc. (through March 2016)
Reginald M. Turner	56	2015	Attorney and Member, Clark Hill PLC

Compensation Discussion and Analysis

EXECUTIVE SUMMARY

Our executive compensation programs are designed to promote the long-term interests of our stockholders by attracting and retaining talented executives and motivating them to achieve our business objectives and to create stockholder value. We believe that our performance, the achievement of strategic business goals and the creation of long-term stockholder value should impact a significant portion of our executive officers' compensation. Our Organization and Compensation Committee (the "Compensation Committee") oversees our compensation programs and the compensation paid to our named executive officers (who are listed in our 2015 Summary Compensation Table and to whom we refer in this Compensation Discussion and Analysis as "executive officers").

How did our 2015 financial performance impact our executive officers' compensation?

We delivered strong financial results in 2015. Our sales for the full year increased 2% to $7.1 billion (6% excluding the impact of foreign currency translation), and we returned our cabinet business to profitability. Additionally, we successfully spun off 100% of our installation and other services businesses into an independent, publicly-traded company, TopBuild Corp., through a tax-free distribution to our shareholders on June 30, 2015. Based on our strong financial performance in 2015, we exceeded the target goals for our performance-based compensation programs, which include:

- An annual performance program under which we grant restricted stock and pay cash bonuses to our executive officers if we meet annual performance goals; and

- A long term cash incentive program ("LTCIP") under which we make cash awards to our executive officers if we meet return on invested capital performance goals over a three-year period.

The following tables reflect our target goals for our 2015 annual performance program and our 2013-2015 LTCIP and our performance relative to those goals:

2015 ANNUAL PERFORMANCE PROGRAM			
Performance Metric	Target	Performance (as adjusted)	Weighted Performance Percentage
Operating Profit (in millions)	$845	$926	144%
Working Capital as a Percent of Sales	12.9%	12.8%	

2013-2015 LTCIP			
Performance Metric	Target	Performance (as adjusted)	Performance Percentage [1]
Return on Invested Capital	8.50%	10.49%	214%

[1] Although we achieved a performance percentage of 214%, our payout percentage under the LTCIP is capped at 200%.

Based on this performance, we paid the following compensation to our current executive officers under our 2015 annual performance program and 2013-2015 LTCIP:

Executive Officer	2015 Annual Performance Program		2013-2015 LTCIP Cash Award [1]	Total ($)
	Cash Bonus ($)	Restricted Stock Awards ($)		
Keith J. Allman	2,376,000	2,376,001	675,000	5,427,001
John G. Sznewajs	695,500	695,403	795,000	2,185,903
Richard A. O'Reagan	500,500	500,506	—	1,001,006
Amit Bhargava	252,000	252,039	—	504,039
Christopher K. Kastner	252,000	252,039	—	504,039

(1) Messrs. O'Reagan, Bhargava and Kastner were not executive officers in 2013 and therefore did not participate in our 2013-2015 LTCIP.

What other performance compensation did Masco pay in 2015?

We grant stock options annually to our executive officers to align their long-term interests with those of our stockholders by reinforcing the goal of long-term share price appreciation. In 2015, our Compensation Committee awarded the following stock options to our executive officers:

Executive Officer	Stock Options Awarded (#)	Option Exercise Price ($ per share)	Value of Stock Options Awarded ($) (1)
Keith J. Allman	188,040	22.92	1,595,550
John G. Sznewajs	62,680	22.92	531,850
Richard A. O'Reagan	38,747	22.92	328,780
Amit Bhargava (2)	48,434	22.92	410,975
Christopher K. Kastner (3)	50,713	22.92	430,315

(1) Aggregate grant date fair value of stock options, calculated in accordance with accounting guidance.

(2) Mr. Bhargava's employment with us commenced in January 2015, and he received an initial stock option grant in 2015 of 28,491 shares in addition to an annual grant.

(3) Mr. Kastner's employment with us commenced in December 2014, and he received an initial stock option grant in 2015 of 30,770 shares in addition to an annual grant.

These stock options will provide value to our executive officers only if the price of our common stock increases above the option exercise price of $22.92.

How much of our executive officers' target compensation is performance-based?

Our target compensation mix for our CEO and our other executive officers reflects our emphasis on long-term, performance-based compensation that incentivizes our executive officers to make strategic decisions that will strengthen our business and create long-term value for our stockholders. In 2015, over 80% of our CEO's target compensation and over 70% of our other executive officers' target compensation was performance-based, as shown in the graphs below.



CEO
Salary 16%
Stock Options 21%
LTCIP 21%
Peformance-Based Restricted Stock 21%
Cash Bonus 21%
84% Total Performance-Based

Other NEOs
Salary 27%
Stock Options 19%
LTCIP 18%
Peformance-Based Restricted Stock 18%
Cash Bonus 18%
73% Total Performance-Based

What are our compensation program highlights?

Our compensation practices include:

- ✓ **Long-Term Incentives** – Our compensation programs are weighted toward long-term incentives. We give approximately equal weight to performance-based restricted stock, stock options and our three-year LTCIP.

- ✓ **Five-Year Vesting** – Our performance-based restricted stock and stock option awards vest over five years, which is longer than typical market practice.

- ✓ **Long-Term Performance Program** – A significant portion of our executive officers' compensation opportunity is based on the achievement of a long-term performance goal.

- ✓ **Clawback Policy** – If we restate our financial statements, other than as a result of changes to accounting rules or regulations, our clawback policy allows us to recover incentive compensation paid to our executives in the three-year period prior to the restatement, regardless of whether misconduct caused the restatement.

- ✓ **Stock Ownership Requirements** – We have minimum stock ownership requirements for our executive officers, including requiring our CEO to own stock valued at six times his base salary.

- ✓ **Double-Trigger** – We have double-trigger vesting of equity on a change in control.

- ✓ **Tally Sheets and Risk Analysis** – Our Compensation Committee uses tally sheets and analyzes risk in setting executive compensation.

- ✓ **Competitive Analysis** – On an annual basis, our Compensation Committee reviews a market analysis of executive compensation paid by our peer companies and published survey data for comparably-sized companies.

- ✓ **Limited Perquisites** – We provide limited perquisites to our executive officers.

Our compensation practices do <u>not</u> include:

- ✗ **Excise Tax Gross-Up** – We have eliminated the excise tax gross-up feature on all of the equity grants made since 2012.

- ✗ **Hedging or Pledging** – Our policy prohibits executives and directors from hedging our stock and from making future pledges of our stock.

- ✗ **Contractual Termination Arrangements** – We have no change in control agreements, contractual severance agreements or employment agreements providing for severance payments with our executive officers.

- ✗ **Option Repricing** – Our equity plan prohibits the repricing of options without stockholder approval.

How did we consider our 2015 say-on-pay vote and engage with our stockholders?

At our 2015 Annual Meeting, over 98% of the votes cast on our say-on-pay proposal approved the compensation we paid to our executive officers. Although the say-on-pay vote is advisory and non-binding, our Compensation Committee believes this approval percentage indicates strong support for our continued efforts to enhance our pay-for-performance practices, and our Compensation Committee concluded that our stockholders endorse our current executive compensation programs and policies.

In 2015, we continued our robust stockholder engagement program through which we encourage certain of our stockholders to engage in dialogue with us twice per year. During the year, we reached out to stockholders holding almost 55% of our outstanding shares. We received positive feedback from the stockholders with whom we spoke regarding the structure of our compensation programs and practices, which was reflective of the strong support we received for our say-on-pay proposal over the past four years. We provide reports on the feedback we receive to our Compensation Committee and Governance Committee.

COMPENSATION DECISIONS IN 2015

How did Masco perform in 2015, and how did that performance impact the executive officers' compensation?

We delivered strong financial results in 2015. Our reported sales for the full year increased 2% to $7.1 billion, and increased 6% excluding the impact of foreign currency translation. We delivered operating margin expansion and strong cash flow generation and we returned our cabinet business to profitability. Additionally, we successfully spun off 100% of our installation and other services businesses into an independent, publicly-traded company, TopBuild Corp., through a tax-free distribution to our stockholders on June 30, 2015. This transformed Masco into a home improvement and building products company where our distinct advantages – brand and innovation – are key success factors.

In addition to delivering sales and profit growth, we returned capital to our stockholders by repurchasing over 17 million shares of stock and increasing our dividends by six percent in 2015. Finally, we continued the execution of our strategy to position us for future growth by focusing on leveraging opportunities across our businesses, driving the full potential of our core businesses and actively managing our portfolio.

Our annual performance program for 2015 was based on operating profit and working capital as a percent of sales goals. We exceeded the target goals for this program and achieved a performance percentage of 144%. As a result, consistent with our commitment to pay-for-performance, our executive officers earned restricted stock awards and cash bonuses based on this achievement (see "What annual performance compensation did Masco pay in 2015?" below).

Our LTCIP for the three-year period from 2013 to 2015 was based on a return on invested capital ("ROIC") goal, and we significantly improved our ROIC over the three-year period. Our adjusted ROIC in 2013, 2014 and 2015 was 9.24%, 10.60% and 11.62%, respectively, for an average adjusted ROIC of 10.49%. This level of performance resulted in the maximum payout to our executives under our 2013-2015 LTCIP (see "What long-term performance compensation did Masco pay in 2015?" below).

What annual performance compensation did Masco pay in 2015?

We provide annual performance-based restricted stock and cash bonus opportunities to our executive officers to emphasize our annual performance, provide incentive to achieve our critical business objectives, and align our executive officers' interests with those of our stockholders.

Our Compensation Committee establishes the restricted stock and cash bonus opportunities available to each executive officer as a percent of the officer's annual base salary. An executive officer can earn up to the maximum opportunity as both a restricted stock award and a cash bonus payment. Our current executive officers had the following opportunities in 2015 under our annual performance program:

Executive Officer	Opportunities for Cash Bonus & Stock Awards, Each as a % of Annual Base Salary		
	Minimum	Target	Maximum
Keith J. Allman	0%	150%	300%
John G. Sznewajs	0%	75%	150%
Richard A. O'Reagan	0%	75%	150%
Amit Bhargava	0%	50%	100%
Christopher K. Kastner	0%	50%	100%

Our Compensation Committee established the following operating profit and working capital as a percent of sales target goals for our 2015 annual performance program:



Operating Profit, weighted 75%

2015 Target
(prior to TopBuild spin off)
$975
2015 Adjusted Target
(following TopBuild spin off)
$845
2015 Performance
(as adjusted)
$926
$ (Millions)

Working Capital as a Percent of Sales, weighted 25%

2015 Target
(prior to TopBuild spin off)
11.9%
2015 Adjusted Target
(following TopBuild spin off)
12.9%
2015 Performance
(as adjusted)
12.8%

Our Compensation Committee selected operating profit and working capital as a percent of sales metrics for our annual 2015 performance program because it believed that improvement in these metrics would continue to drive stockholder value. These metrics are easily derived from our audited financial statements, which our Compensation Committee believes provides transparency both for our stockholders (as requested from stockholders when we sought feedback) and our executive officers. Our Compensation Committee gave a 75% weighting to the operating profit metric and a 25% weighting to the working capital as a percent of sales metric.

In setting our performance targets, our Compensation Committee reviews our operating forecast for the year, taking into account general economic and industry conditions. In establishing the 2015 performance targets, it was expected that housing starts and consumer spending for home improvement projects would increase in 2015 and that there would be improved performance from all of our businesses. Our Compensation Committee also expected that we would continue to incur incremental expenses related to growth investments and launch of new programs with our retail customers. Our Compensation Committee adjusted the targets to reflect the change in our business as a result of our spin off of TopBuild.

Based on our strong financial performance in 2015, we achieved 154% of our operating profit target and 110% of our working capital as a percent of sales target. After weighting the operating profit metric at 75% and the working capital as a percent of sales metric at 25%, our actual performance percentage for the 2015 annual performance program was 144% of target:

	Potential Payout Versus Performance			Actual Performance					
Performance Metric	Adjusted Threshold (40% Payout)	Adjusted Target (100% Payout)	Adjusted Maximum (200% Payout)	Performance as Adjusted	Percentage Attained Relative to Target		Weighting		Performance Percentage
Operating Profit (in millions)	$ 695	$ 845	$ 995	$ 926	154%	×	75%	=	116%
Working Capital as a Percent of Sales	13.5%	12.9%	11.9%	12.8%	110%	×	25%	=	28%
									144%

To determine achievement of our operating profit performance target, we adjusted our 2015 reported operating profit from continuing operations of $914 million to exclude the effects of rationalization charges ($18 million) and other unusual non-recurring net gains ($6 million). The net adjustment increased operating profit for purposes of the annual performance program to $926 million.

To determine achievement of our working capital as a percent of sales performance target, we define working capital as a percent of sales as the quarter-end averages of our reported accounts receivable and inventories, less accounts payable, divided by our reported sales for the year. For 2015, our working capital as a percent of sales was 12.8%.

We calculated the actual cash bonuses to be paid and restricted stock award values to be granted to our executive officers under the 2015 annual performance program by multiplying the target opportunities for each executive officer by the 144% performance percentage and multiplying that result by each executive officer's base salary, as follows:

Executive Officer	Target Opportunity		Performance Percentage		Base Salary		Amount of Cash Bonus ($)	Value of Restricted Stock Award ($) [1]	Total 2015 Annual Performance Compensation ($)
Keith J. Allman	150%	×	144%	×	1,100,000	=	2,376,000	2,376,001	4,752,001
John G. Sznewajs	75%	×	144%	×	644,000	=	695,500	695,403	1,390,903
Richard A. O'Reagan	75%	×	144%	×	463,500	=	500,500	500,506	1,001,006
Amit Bhargava	50%	×	144%	×	350,000	=	252,000	252,039	504,039
Christopher K. Kastner	50%	×	144%	×	350,000	=	252,000	252,039	504,039

[1] The number of shares of restricted stock granted is determined by dividing the value of the restricted stock award by the closing price of our common stock on the grant date and rounding to the nearest ten shares. The amount reflected in this column is the value of the shares of restricted stock received.

What long-term performance compensation did Masco pay in 2015?

We have a LTCIP that provides a meaningful incentive for our executive officers to achieve long-term growth and profitability. A performance award in cash is earned under the LTCIP if we achieve ROIC goals over a three-year period.

Our Compensation Committee establishes the LTCIP opportunity available to each executive officer as a percent of the officer's annual base salary at the beginning of each LTCIP three-year performance period. Messrs. O'Reagan, Bhargava and Kastner were not executive officers in 2013, and therefore did not participate in the 2013-2015 LTCIP.

Messrs. Allman and Sznewajs had the following LTCIP opportunities under the 2013-2015 LTCIP:

Executive Officer	Opportunity under the 2013-2015 LTCIP		
	Minimum	Target	Maximum
Keith J. Allman [1]	0%	75%	150%
John G. Sznewajs	0%	75%	150%

[1] Mr. Allman was serving as our Group President in 2013 when the LTCIP opportunities were established.

Our Compensation Committee established the following ROIC goals and corresponding payout percentages for the 2013-2015, 2014-2016 and 2015-2017 LTCIP performance periods. These performance goals are consistent with our long-range business plan and require a high level of performance to achieve:

	Three-Year Average ROIC		
	Threshold (40% Payout)	Target (100% Payout)	Maximum (200% Payout)
2013-2015 Performance Period	7.50%	8.50%	10.25%
2014-2016 Performance Period (adjusted after TopBuild spin off)	7.50%	10.50%	15.50%
2015-2017 Performance Period (adjusted after TopBuild spin off)	9.00%	12.00%	17.00%

Our Compensation Committee chose the ROIC performance metric because ROIC reinforces our executive officers' focus on capital efficiency and consistent return on capital. Additionally, our stockholders have told us that ROIC is a measure of importance to them in their assessment of our long-term stockholder value. Our Compensation Committee establishes performance goals at the beginning of each three-year period. After the spin off of TopBuild, our Compensation Committee determined it was appropriate to adjust the ROIC targets for the 2014-2016 and 2015-2017 performance periods to reflect the change in our business as a result of the spin off.

From 2013 to 2015, we substantially improved our ROIC through our cost reductions, restructuring activities, product innovations, new product introductions and market share gains. As a result, we achieved adjusted ROIC of 11.62% in 2015. Under the LTCIP, we use the average annual ROIC performance over a three-year period to determine the award amount. Our average adjusted ROIC was 10.49% for the 2013-2015 performance period, resulting in a performance percentage of 214%, which exceeded the maximum 200% ceiling for payment under the LTCIP.

Performance Metric	Potential Payout Versus Performance			Actual Performance	
	Threshold (40% Payout)	Target (100% Payout)	Maximum (200% Payout)	Performance (as adjusted)	Percentage Attained Relative to Target
ROIC	7.50%	8.50%	10.25%	10.49%	214%

Under the LTCIP, we define ROIC as after-tax operating income from continuing operations adjusted to exclude the effect of special charges and certain other non-recurring income and expenses, divided by adjusted invested capital. Adjusted invested capital includes shareholders' equity, which we adjust to add back the cumulative after-tax impact of goodwill and intangible asset impairment charges and to exclude the impact of certain non-operating income and expenses and the effects of special charges, plus short-term and long-term debt minus cash. Our Compensation Committee believes that these adjustments are important to reflect our actual investment at the time we invested in our current businesses. Following is our ROIC in 2013, 2014 and 2015, taking these adjustments into account:

	ROIC	
	As Reported	As Adjusted Under LTCIP
2013	16.28%	9.24%
2014	18.76%	10.60%
2015	26.08%	11.62%
2013 - 2015 Three-Year Average		10.49%

The following table reflects the cash awards paid to Messrs. Allman and Sznewajs under the 2013-2015 LTCIP. We calculated the award amount by multiplying the target opportunity for each executive officer by 200%, the maximum payout percentage, and multiplying the result by each executive officer's base salary in 2013 at the start of the three-year performance period. We used a payout percentage of 200% instead of the performance percentage of 214%, because payout under the LTCIP is capped at 200% of the target opportunity.

Executive Officer	Target Opportunity		Payout Percentage		Base Salary in 2013		2013—2015 LTCIP Cash Award ($)
Keith J. Allman	75%	×	200%	×	450,000	=	675,000
John G. Sznewajs	75%	×	200%	×	530,000	=	795,000

What stock options did Masco grant in 2015?

We grant stock options annually to our executive officers. The value of the stock option grants approximates the target opportunity for each executive officer with respect to our annual performance program. Our Compensation Committee believes that stock options are an important component of our executive compensation program because they align our executive officers' long-term interests with those of our stockholders by reinforcing the goal of long-term share price appreciation. In 2015, our Compensation Committee awarded the following stock options to our executive officers:

Executive Officer	Stock Options Awarded (#)	Option Exercise Price ($)	Value of Stock Options Awarded ($) [1]
Keith J. Allman	188,040	22.92	1,595,550
John G. Sznewajs	62,680	22.92	531,850
Richard A. O'Reagan	38,747	22.92	328,780
Amit Bhargava [2]	48,434	22.92	410,975
Christopher K. Kastner [3]	50,713	22.92	430,315

[1] Aggregate grant date fair value of stock options, calculated in accordance with accounting guidance.
[2] Mr. Bhargava's employment with us commenced in January 2015, and he received an initial stock option grant in 2015 of 28,491 shares in addition to an annual grant.
[3] Mr. Kastner's employment with us commenced in December 2014, and he received an initial stock option grant in 2015 of 30,770 shares in addition to an annual grant.

These stock options will provide value to our executive officers only if the price of our common stock increases above the option exercise price of $22.92.

What were the other components of Masco's executive compensation program in 2015?

| Base Salary |

We pay our executive officers a base salary to provide each of them with a minimum, base level of cash compensation. During 2015, our Compensation Committee engaged its independent compensation consultant, Semler Brossy Consulting Group, LLC ("Semler Brossy"), to perform a comprehensive analysis of CEO pay levels within our peer group, as well as for similarly situated companies outside of that group. Based on this analysis and our Board's assessment of Mr. Allman's performance, our Compensation Committee determined that Mr. Allman's salary of $900,000, which was established when he was promoted to CEO in 2014, should be increased approximately 22% to $1,100,000. Mr. Allman's current salary now approximates the median of the market compensation for his position as CEO.

Our Compensation Committee also approved a 3% merit increase in salary in 2015 for Mr. Sznewajs, our Vice President, Treasurer and Chief Financial Officer, adjusting his salary from $625,000 to $644,000, and for Mr. O'Reagan, our Group President, Global Plumbing, adjusting his salary from $450,000 to $463,500. In determining the appropriate compensation adjustments for executives, our Compensation Committee reviewed market survey data in published executive compensation surveys for companies with annual revenues similar to ours and received input from Semler Brossy.

| Perquisites and Other Compensation |

Our executive officers receive a limited number of perquisites. We maintain Company aircraft for business purposes, and our Compensation Committee has evaluated our policies and valuation practices for personal use of these aircraft. Our Board has requested that our CEO use our aircraft for both business and personal travel, with personal travel subject to prior approval by the Chairman of our Board. Notwithstanding this requirement, personal use of our aircraft is considered a perquisite for SEC reporting purposes. We may occasionally permit other executive officers to use our aircraft, if available, for personal travel.

Our executive officers are eligible to participate in an estate and financial planning program to assist them in achieving the benefit of our compensation programs. This program provides up to $10,000 per year for financial planning and tax preparation.

Our executive officers may receive relocation benefits, which include reimbursement for certain moving and temporary living expenses and cash for incidental costs related to relocation.

| Retirement Programs |

We maintain defined contribution retirement plans for all of our employees. These plans are tax qualified 401(k) savings plans, which in some cases include a matching component and/or a profit sharing component. Our executive officers are eligible to participate in a tax-qualified 401(k) savings plan (the "401(k) Savings Plan") that includes a matching component and a profit sharing component, as well as a benefits restoration plan (the "BRP"). The BRP enables all of our highly-compensated employees to obtain the full financial benefit of the 401(k) Savings Plan, notwithstanding various limitations imposed on the plans under the Internal Revenue Code (the "Code").

Our executive officers are also entitled to receive benefits under our frozen defined benefit plans, which are the Masco Corporation Pension Plan and the portion of the BRP applicable to the Masco Corporation Pension Plan. Mr. Sznewajs may also receive benefits under a Supplemental Executive Retirement Plan ("SERP"). No other current executive officer has SERP benefits. In 2010, we froze accruals in all of these plans, as well as in all of our other defined benefit plans offered to our U.S. employees. Consequently, the pension benefits ultimately payable to all executive officers are essentially fixed, although Mr. Sznewajs's vesting in the frozen accrued SERP benefit has continued. Mr. Sznewajs will not be fully vested in his frozen SERP benefit unless he continues to be employed with us until he is age 55, or we have a change in control. See "Payments Upon a Change in Control" below.

MASCO'S EXECUTIVE COMPENSATION PROGRAM HIGHLIGHTS

Our executive compensation programs incorporate the practices described below.

| We Provide Long-Term Equity Incentives |

We believe that having a significant ownership interest in our stock is critical to aligning the interests of our executive officers with the long-term interests of our stockholders. Accordingly, restricted stock awards and stock options are an important component of our executive officers' compensation. Our equity awards are priced based on the closing price on the date of grant, unless the grant date occurs within seven days prior to the release of our financial results. In that event, the grant is effective at the end of the second trading day after the release of the results and priced based on the closing price of our common stock on that date. Our equity awards vest in 20% installments over five years. Five-year vesting defers the executives' realization of the full benefit of equity-based compensation for a substantial period of time and is longer than typical market practice. The value our executive officers ultimately realize from equity awards depends on the long-term performance of our common stock. Further, equity awards do not vest immediately upon retirement. Instead, following retirement, equity awards generally continue to vest in accordance with the remaining vesting period. Our executive officers understand that our performance will continue to impact them financially even after they retire, thereby reinforcing their focus on the long-term enhancement of stockholder value.

| We Have a Long-Term Performance Program |

Through our stockholder engagement we have learned that our stockholders strongly support a performance compensation program that measures performance over several years. Based on this feedback, we implemented our LTCIP, which measures ROIC over a three-year period. As a result, a significant portion of our executive officers' compensation opportunity is based on the achievement of a long-term performance goal.

| We Can Clawback Incentive Compensation |

If we restate our financial statements, other than as a result of changes to accounting rules or regulations, our Compensation Committee may recover from our executives incentive compensation that was paid or granted in the three-year period prior to the restatement, regardless of whether misconduct caused the restatement.

| We Require Minimum Levels of Stock Ownership by Our Executives |

We require minimum stock ownership for our executive officers to further reinforce the alignment of their long-term financial interests with the interests of our stockholders. This requirement ensures that our executive officers maintain a substantial investment in our common stock and that a meaningful amount of each executive officer's personal net worth is invested in our Company. Our executive officers are required to achieve the stock ownership necessary to meet the stock ownership requirements within three years of becoming subject to them.

Our Compensation Committee reviews our executive officers' ownership of our common stock annually to ensure compliance with our stock ownership guidelines. Our executive officers' direct stock holdings and unvested restricted stock awards are counted toward satisfaction of the guidelines. As of December 31, 2015, when the closing price of our common stock was $28.30, each of our executive officers met his stock ownership requirement, except for Mr. Allman. Under our stock ownership guidelines, Mr. Allman must meet this requirement by February 2017, three years from the date he became our CEO.

	Minimum Stock Ownership Requirements		Actual Ownership	
Name	Multiple of Base Salary	Multiple Expressed in Dollars as of 12/31/2015 ($)	Multiple of Base Salary	Value of Shares Held by Executive as of 12/31/2015 ($)
Keith J. Allman	6	6,600,000	5.5	6,013,976
John G. Sznewajs	3	1,932,000	8.8	5,665,717
Richard A. O'Reagan	2	927,000	4.5	2,071,956
Amit Bhargava	2	700,000	2.3	806,295
Christopher K. Kastner	2	700,000	2.5	885,281

| We Adopted Double-Trigger Change of Control Provisions for Our Equity Awards |

The terms of our equity awards granted after 2012 provide that the awards will vest only if there is both a change in control of our Company and the recipient of the award is terminated from employment at the time of the change in control or within two years after the change in control, or terminates employment for good reason (for example, if his or her job duties have been significantly diminished) ("double-trigger" vesting), or if the recipient's awards are not replaced with comparable awards by the acquiring company.

| Our Compensation Committee Conducts an Annual Compensation Risk Evaluation |

Our Compensation Committee annually conducts a risk assessment of our executive compensation programs and has concluded that our programs do not encourage excessive risk taking. While the total compensation program is designed to balance short- and long-term rewards, the largest portion of the compensation opportunity for our executive officers is through equity- and cash-based long-term incentives. Executive officers are also required to own a substantial amount of our stock to further encourage a long-term perspective. The annual cash bonus and stock award programs have established maximum payout opportunities in line with competitive practice.

| Our Policies Encourage Executive Retention and Protect Us |

We believe several features of our equity plans improve our retention of our executive officers and also reduce the potential that executive officers might engage in post-termination conduct that would be harmful to us. Our executive officers generally forfeit unvested awards of restricted stock and stock options when their employment terminates prior to retirement. Executive officers may exercise vested options for a limited period of time following termination. The terms of our awards prohibit our executive officers from competing with us for one year after termination. If an executive officer violates this restriction, we can recover the gain the executive officer realized from awards that vested within two years prior to termination.

| We Prohibit Excise Tax Gross-Up Payments |

Our Board has adopted a policy prohibiting excise tax gross-up payments, except for such payments committed to in equity awards and frozen SERP agreements entered into prior to 2012. Specifically, equity awards made in 2012 and thereafter will no longer be included for purposes of determining future excise tax gross-up payments. With the exception of tax equalization gross-up payments made to employees in connection with reimbursement of relocation or foreign expatriate expenses incurred at our request, we do not provide other tax gross-up payments.

| We Prohibit Hedging and Pledging |

Our anti-hedging and anti-pledging policy prohibits our executive officers and our directors from engaging in any hedging transactions (including transactions involving options, puts, calls, prepaid variable forward contracts, equity swaps, collars and exchange funds or other derivatives) that are designed to hedge or speculate on any change in the market value of our equity or debt securities. Additionally, our executive officers and directors are prohibited from making any future purchases of our securities on margin or from pledging our securities as collateral for a loan, unless the arrangement is preapproved by our Governance Committee for any executive or by our Board for any director.

| We Do Not Have Contractual Termination Arrangements |

Our executive officers do not have employment contracts and are "at-will" employees who may be terminated at our discretion. We believe this preserves greater flexibility in our employment arrangements with our executive officers. Our executive officers also do not have change in control or severance contracts, although we have, from time to time, entered into severance arrangements with departing executive officers. For further discussion regarding change in control, see "Payments Upon Change In Control" below.

OUR ANNUAL REVIEW PROCESS

What process is used by management and our Compensation Committee to make compensation decisions?

We review and make decisions regarding the amount of eligible annual performance-based restricted stock awards, cash bonus payments and stock option grants in the first quarter of the year. We believe that determining these elements of compensation together at the beginning of the year gives us a better foundation for establishing our performance criteria and opportunity levels for the current year. This practice also better enables our Compensation Committee to determine our executive officers' appropriate compensation mix and to align compensation with ongoing talent review and development in conjunction with our annual management talent review.

Our annual management talent review and development process is used by our Compensation Committee and our CEO in making compensation decisions and for succession planning purposes. As part of this process, our CEO provides our Compensation Committee with an assessment of each executive who reports to him. The assessment includes an evaluation of each executive's performance, development, progress and plans and potential for advancement, and considers market demand for the executive's skill set. Our Compensation Committee also receives information, analyses and recommendations from our Vice President, Chief Human Resource Officer. While our Compensation Committee gives significant weight to the evaluations by our CEO, the final determination of compensation to be paid to the executive officers, including our CEO, rests solely with our Compensation Committee.

What compensation data are considered by our Compensation Committee in establishing annual compensation?

In establishing compensation, our Compensation Committee reviews a tally sheet that summarizes the various components of total compensation for our executive officers and other members of management. The tally sheet includes base salary, annual performance-based restricted stock and cash bonus, LTCIP awards, stock options, dividends on unvested shares of restricted stock, and our costs for the foregoing and for perquisites and other benefits, including the annual costs under retirement plans. The tally sheet allows our Compensation Committee to compare an executive officer's compensation with the compensation of our other executive officers as part of its consideration of internal and external pay equity. Amounts actually realized by an executive officer from prior equity grants are not necessarily a factor in establishing current compensation, although the current value of outstanding equity awards may be considered by our Compensation Committee when assessing pay equity.

Our Compensation Committee also reviews compensation for each of our executive officers with compensation information disclosed in the proxy statements of our peer group and with AonHewitt's and Towers Watson's published compensation surveys for companies with annual revenues between $5 and $10 billion. When we achieve targeted levels of performance, our executive compensation program seeks to provide total target compensation (base salary, target annual bonus and the target value of long-term incentives) at approximately the median compensation level provided to executives in comparable positions at these companies. While our Compensation Committee generally targets total compensation for each executive officer at the median, it considers other factors, such as the length of time the officer has served in the current position, the officer's roles and responsibilities and performance. Our Compensation Committee also reviews actual compensation paid as reported in published surveys and by our peer group to help inform individual pay decisions. We believe understanding the market data allows us to attract and retain the talent we need while enabling us to manage our compensation expense.

The following table shows how our current executive officers' target compensation and actual compensation in 2015 compared to market data published in 2015. Actual compensation is defined as the sum of base salary, actual cash bonuses paid under our annual program and under our LTCIP, and the grant date fair value of restricted stock awards and stock options.

| | Comparison to Market Compensation | |
Executive Officer	2015 Target Compensation	2015 Actual Compensation
Keith J. Allman President and Chief Executive Officer	Between the 25th and 50th percentile	Between the 50th and 75th percentile
John G. Sznewajs Vice President, Treasurer and Chief Financial Officer	Between the 50th and 75th percentile	Approximately 75th percentile
Richard A. O'Reagan Group President, Global Plumbing	Between the 25th and 50th percentile	Between the 25th and 50th percentile
Amit Bhargava Vice President, Strategy and Corporate Development	Between the 25th and 50th percentile	Between the 25th and 50th percentile
Christopher Kastner Vice President, Masco Operating System	Between the 50th and 75th percentile	Between the 50th and 75th percentile

Finally, our Compensation Committee reviews the overall pay-for-performance alignment of our CEO's compensation compared to our peer group over one-year and three-year periods. During 2015, our Compensation Committee reviewed data showing that our total shareholder return was at the 62nd percentile of our peers for the three-year period ended December 31, 2014. While our CEO's target compensation approximated the median of our peer group during this three-year period, our CEO's realizable compensation was at the 30th percentile of our peer group. We define realizable compensation as the sum of salary, actual cash bonus, the target value of long-term cash incentives, and the value of restricted stock awards and stock options based on our stock price. The Compensation Committee believes there is good alignment between compensation paid to our CEO and our performance.

What companies are in our peer group?

Given the many and diverse businesses in which we operate, composition of an appropriate peer group is challenging, as historically there have been few companies providing a similar mix of products and services as we offer. Our Compensation Committee periodically considers the composition of our peer group and requested that Semler Brossy review our peer group following our spin off of TopBuild. After considering the compensation consultant's analysis, our Compensation Committee revised our peer group in 2015 by removing six companies (Danaher, ITT Corp., D.R. Horton, Lennar, NVR, and PulteGroup) and adding five companies (Jarden, Parker-Hannifin, PPG Industries, RPM International, and Valspar). Our Compensation Committee believes that the new peer group reflects the companies with whom we compete for executive talent and that have a range of annual revenues and business and operational characteristics similar to ours.

Our new peer group is comprised of the following companies:

Dover Corporation	PPG Industries, Inc.
Fortune Brands Home & Security, Inc.	RPM International Inc.
Illinois Tool Works Inc.	SPX Corporation
Ingersoll-Rand plc	Stanley Black & Decker, Inc.
Jarden Corporation	Textron Inc.
Mohawk Industries, Inc.	The Sherwin-Williams Company
Newell Rubbermaid Inc.	The Valspar Corporation
Owens Corning	Tyco International plc
Parker-Hannifin Corporation	Whirlpool Corporation

Can our Compensation Committee use its discretion when awarding compensation?

Our approach to executive compensation emphasizes corporate rather than individual performance, echoing our operating strategy that encourages collaboration and cooperation among our businesses and corporate functions. We believe that the effectiveness of our executive compensation programs requires not only objective, formula-based arrangements, but also the exercise of discretion and sound business judgment by our Compensation Committee. Accordingly, our Compensation Committee retains discretion to adjust the mix of cash and equity compensation, adjust the mix of restricted stock and stock options awarded, and offer different forms of equity-based compensation. With this discretion, our Compensation Committee is best able to reward the individual contributions of each executive officer and to respond to an executive's expanding responsibilities, market practices and our changing business needs.

In addition to granting performance-based restricted stock based on prior year performance, our Compensation Committee also has the discretion to award shares of time-based restricted stock to our executive officers, other than our CEO, if it determines that an executive officer has made outstanding individual contributions during the prior year. The total value of these awards cannot exceed 20% of the combined annual base salaries of the executive officers (excluding the salary of our CEO). No individual awards were recommended for 2015.

Has our Compensation Committee engaged a compensation consultant?

Our Compensation Committee has engaged Semler Brossy as its compensation consultant. Semler Brossy was chosen by our Compensation Committee based on its deep experience in the area of executive compensation and its creative and proactive approach in analyzing executive compensation practices and programs. During 2015, Semler Brossy attended Compensation Committee meetings, met with our Compensation Committee in executive sessions without our executive officers or other members of management, met individually with our Compensation Committee members and our Compensation Committee Chair, and advised our Compensation Committee on its overall implementation of our compensation objectives, on the Company's peer group, on director compensation practices and on the compensation for our executive officers. After considering the factors promulgated by the SEC for assessing the independence of its advisers, our Compensation Committee has determined that the work of Semler Brossy has not raised any conflict of interest.

TAX TREATMENT

Section 162(m) of the Code limits deductibility of annual compensation in excess of $1 million paid to our executive officers, unless this compensation qualifies as "performance-based." Our stockholder-approved plans permit our Compensation Committee to grant cash and equity awards intended to qualify under Section 162(m) so that they may be deductible. Our Compensation Committee, however, believes it is in our interest to retain flexibility in our compensation programs. Consequently, in some circumstances, we have paid and intend to continue to pay compensation that may not qualify as deductible under Section 162(m).

CONCLUSION

We recognize the importance of attracting and retaining executive officers who can effectively lead our business, and in motivating them to maximize our corporate performance and create long-term value for our stockholders. We believe in rewarding our executive officers to a significant degree based on our performance. We continue to thoughtfully and thoroughly analyze our compensation practices and programs and to regularly reach out to a significant number of our stockholders to understand their perspectives regarding our compensation programs. We believe our compensation practices and programs strongly align our executive officers' interests with the long-term interests of stockholders, reward our executive officers based on our performance and incentivize them to focus on our critical business objectives.

Compensation Committee Report

The Organization and Compensation Committee, which is responsible for overseeing the Company's executive compensation programs, has reviewed and discussed the Compensation Discussion and Analysis with management. Based on our review and discussion, the Organization and Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in Masco's proxy statement.

Donald R. Parfet, Chairperson
J. Michael Losh
Christopher A. O'Herlihy
Lisa A. Payne
Mary Ann Van Lokeren

Proposal 2: Advisory Vote to Approve the Compensation of Our Named Executive Officers

We are seeking your advisory vote approving the compensation paid to our named executive officers (whom we refer to as "executive officers" in this Proposal 2). We believe the structure of our executive compensation programs promotes the long-term interests of our stockholders by attracting and retaining talented executives and motivating them to achieve our critical business objectives and to create long-term value for our stockholders.

At our 2015 Annual Meeting, we submitted a non-binding advisory proposal to our stockholders to approve the compensation paid to our executive officers (a "say-on-pay proposal"). Over 98% of the votes cast on our say-on-pay proposal approved the compensation paid to our executive officers. We believe that this strong approval resulted from our continued focus on pay-for-performance.

Our compensation programs reward our executive officers to a significant degree based on our performance. Accordingly, our executive officers' potential performance-based compensation represents a significant percentage of total annual target compensation. In 2015, the percentage of total target compensation (base salary, target annual bonus and the target value of long-term incentives) that was performance-based was over 80% for our CEO and over 70% for our other executive officers. We delivered strong financial results in 2015, and in doing so, we exceeded the target goals for our performance-based compensation programs, which include:

- An annual performance program under which we grant restricted stock and pay cash bonuses to our executive officers if we meet annual performance goals, and
- A LTCIP, under which we make cash awards to our executives if we meet ROIC performance goals over a three-year period.

Our 2015 annual performance program was based on operating profit and working capital as a percent of sales goals. We exceeded the target goals for this program and achieved a performance percentage of 144%. As a result, consistent with our commitment to pay-for-performance, our executive officers earned restricted stock awards and cash bonuses based on this achievement. For the three-year period 2013-2015, our ROIC significantly improved, and as a result, our executive officers who participated in the 2013-2015 LTCIP received the maximum award opportunity.

In addition to our emphasis on pay-for-performance, we believe that having a significant ownership interest in our stock is critical to aligning the interests of our executive officers with the long-term interests of our stockholders. Accordingly, equity grants in the form of restricted stock awards and stock options are an important component of compensation for our executive officers.

For the reasons discussed above, our Board recommends a vote FOR the following resolution providing an advisory approval of the compensation paid to our named executive officers:

> RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the compensation tables and the related materials disclosed in this proxy statement, is hereby approved.

Although the vote on this proposal is advisory and non-binding, our Compensation Committee and our Board will review and consider the result of the vote when making future determinations regarding our executive compensation programs. The affirmative vote of a majority of the votes cast by shares entitled to vote thereon is required for the approval of the foregoing resolution. Abstentions and broker non-votes are not counted as votes cast, and therefore do not affect the approval of the resolution.

Compensation of Executive Officers

SUMMARY COMPENSATION TABLE

The following table reports compensation earned during the years indicated by Mr. Allman, our principal executive officer, Mr. Sznewajs, our principal financial officer, and Messrs. O'Reagan, Bhargava and Kastner, our three other most highly compensated executive officers in 2015. SEC rules require us to include Mr. Volas, who served as our Group President, North American Diversified Businesses through June 2015 and who would have been included in the group of highly compensated executive officers if he remained an executive officer through December 31, 2015. We refer to the individuals listed in the table collectively as our "named executive officers."

2015 Summary Compensation Table								
Name and Principal Position	Year[1]	Salary ($)[2]	Stock Awards ($)[3]	Option Awards ($)[4]	Non-Equity Incentive Plan Compensation ($)[2][5]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)[6]	All Other Compensation ($)[7]	Total ($)
Keith J. Allman President and Chief Executive Officer	2015 2014	998,461 842,788	2,376,001 1,080,062	1,595,550 1,286,550	3,051,000 1,755,000	— 103,628	321,407 178,638	8,342,419 5,246,666
John G. Sznewajs Vice President, Treasurer and Chief Financial Officer	2015 2014 2013	634,354 618,269 552,500	695,403 375,083 707,260	531,850 524,150 603,925	1,490,500 1,170,000 707,300	— 932,222 —	100,767 95,414 110,414	3,452,874 3,715,138 2,681,399
Richard A. O'Reagan Group President, Global Plumbing	2015 2014	456,646 405,492	500,506 270,081	328,780 —	500,500 270,000	— 9,598	83,587 186,278	1,870,019 1,141,449
Amit Bhargava[8] Vice President, Strategy and Corporate Development	2015	339,231	905,039	410,975	252,000	—	211,348	2,118,593
Christopher K. Kastner[9] Vice President, Masco Operating System	2015	350,000	957,279	430,315	252,000	—	260,613	2,250,207
Gerald Volas[10] Former Group President, North American Diversified Businesses	2015 2014	261,462 507,442	— 309,000	350,538 345,463	593,800 1,021,500	— 1,347,615	13,325 65,765	1,219,125 3,596,785

(1) Information is included only for those years in which individuals have served as named executive officers.

(2) These columns include amounts voluntarily deferred by each named executive officer as salary reductions under our 401(k) Savings Plan.

(3) Based on SEC rules, this column reports the estimated fair value of the restricted stock award opportunity for the applicable performance year even though the restricted stock award is not granted until the following year. Although the SEC rules require such value to be based on the probable outcome of the performance or service award at the grant date, this column reflects the actual awards for the 2015, 2014 and 2013 performance year, as applicable, since the grant date for the award occurred when the award was actually determined in early 2016, 2015 and 2014, respectively. The threshold, target and maximum dollar values applicable to 2015 performance are shown in the 2015 Grants of Plan Based Awards Table below. The named executive officers do not realize the value of restricted stock awards until those awards vest over the five-year vesting period following the grant date. In prior years, we reported in this column the grant date fair value of restricted stock awards granted during the year indicated. The amounts in this column for Messrs. Bhargava and Kastner include an initial stock award granted in connection with the commencement of their employment with us, and reflect the aggregate grant date fair value of the initial stock award, calculated in accordance with accounting guidance.

(4) Amounts in this column reflect the aggregate grant date fair value of stock options, calculated in accordance with accounting guidance. In determining the fair market value of stock options, we used the same assumptions as set forth in the notes to our financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2015. See "Compensation Discussion and Analysis – Compensation Decisions in 2015 – What stock options did Masco grant in 2015?" The named executive officers have no assurance that these amounts will be realized. Actual gains, if any, on stock option exercises will depend on overall market conditions, the future performance of our common stock and the timing of exercise of the option.

(5) This column shows (i) the annual performance-based bonuses that were earned for the year indicated, and (ii) the performance-based payments under our LTCIP that were earned for the three-year period ending in the year indicated, except that there was no LTCIP for the three-year period ending in 2013. The payments were based on the attainment of performance targets, as described above in "Compensation Discussion and Analysis." Mr. O'Reagan, who was promoted to Group President in May 2014, was not a participant in the LTCIP for the three-year period 2013-2015. Messrs. Bhargava and Kastner, who were hired in 2015 and 2014, respectively, were not participants in the LTCIP for the three-year period 2013-2015. Mr. Volas' LTCIP payment was prorated for the portion of the years he served us as an executive officer. The amounts reported in this column for 2015 were as follows:

	Annual Performance-Based Cash Bonus ($)	LTCIP for Three-Year Period (2013-2015) ($)	Total ($)
Keith J. Allman	2,376,000	675,000	3,051,000
John G. Sznewajs	695,500	795,000	1,490,500
Richard A. O'Reagan	500,500	—	500,500
Amit Bhargava	252,000	—	252,000
Christopher K. Kastner	252,000	—	252,000
Gerald Volas	—	593,800	593,800

(6) This column shows changes in the sum of year-end pension values, which reflect actuarial factors and variations in interest rates used to calculate present values. Increases in pension values do not represent increased benefit accruals since benefits in our domestic defined benefit plans were frozen effective January 1, 2010. These values were obtained by comparing the present value of accumulated benefits for December 31 of the year indicated (shown for 2015 in the "2015 Pension Plan Table" below) to the comparable amount for the prior year. We calculated the pension values for each of 2013, 2014 and 2015 using the same assumptions as set forth in the notes to our financial statements included in our Annual Report on Form 10-K for the corresponding fiscal years ended December 31. The named executive officers did not have any above-market earnings under any of the plans in which they participate. This table shows no increases for 2013 or 2015, since all values decreased due to the effect of rising interest rate assumptions used in the calculations.

(7) For 2015, this column includes (i) our total contributions and allocations for the accounts of the named executive officers under the 401(k) Savings Plan and the portions of the Benefit Restoration Plan applicable to those plans ($188,434 for Mr. Allman; $100,767 for Mr. Sznewajs; $77,585 for Mr. O'Reagan; $18,000 for Mr. Bhargava; $57,934 for Mr. Kastner; and $10,600 for Mr. Volas); (ii) tax equalization gross-up payments in connection with the reimbursement of relocation expenses incurred at our request ($33,714 for Mr. Bhargava and $33,697 for Mr. Kastner); and (iii) perquisites. Perquisite that exceeded the greater of $25,000 or 10% of the total perquisite amount for any individual were personal use of Company aircraft and additional personal travel expenses ($96,049 for Mr. Allman) and relocation benefits ($26,924 for Mr. Allman, $159,634 for Mr. Bhargava and $168,982 for Mr. Kastner). The incremental cost for the Company aircraft includes the cost for fuel, landing and parking fees, variable maintenance, variable pilot expenses for travel and any special catering costs. We also include these same costs for associated repositioning of the aircraft. The amount in this column for Mr. O'Reagan also includes personal use of Company aircraft. For 2015, perquisites also included financial planning (for Messrs. Allman and Volas) and relocation benefits and a non-cash fringe benefit for Mr. O'Reagan.

(8) Mr. Bhargava's employment with us commenced in January 2015. In accordance with his employment offer letter, in February 2015, Mr. Bhargava received an initial stock award in the amount 28,491 restricted shares and an initial stock option grant in the amount of 28,491 shares in addition to annual grants.

(9) Mr. Kastner's employment with us commenced in December 2014. In accordance with his employment offer letter, in February 2015, Mr. Kastner received an initial stock award in the amount of 30,770 restricted shares and an initial stock option grant in the amount of 30,770 shares in addition to annual grants.

(10) Mr. Volas' service to us as an executive officer ended with the spin off of TopBuild in June 2015, at which time he became TopBuild's President and Chief Executive Officer.

GRANTS OF PLAN-BASED AWARDS

The following table provides information about (i) the potential payouts that were available in 2015 to our named executive officers under our annual performance-based cash bonus opportunity, (ii) the potential payouts under our LTCIP, (iii) the potential payouts under our annual performance-based stock award opportunity, (iv) the actual grants of restricted stock we made in 2015 to Messrs. Bhargava and Kastner in connection with the commencement of their employment with us, and (v) the actual grants of stock options we made in 2015 to our named executive officers under our 2014 Long Term Stock Incentive Plan. Our "Compensation Discussion and Analysis" above describes our annual performance-based cash bonus and stock award opportunities, performance targets, grants of stock options and the LTCIP. Stock options granted in 2015 vest in equal annual installments of 20% over a period of five years and remain exercisable until ten years from the date of grant. All share amounts and the exercise price of option awards reflect the adjustments made as a result of the spin off of TopBuild.

2015 Grants of Plan-Based Awards

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock [5]	All Other Option Awards: Number of Securities Underlying Options [6]	Exercise or Base Price of Option Awards ($ Per Share)	Grant Date Fair Value of Stock and Option Awards ($)[7]
		Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)				
Keith J. Allman	n/a [1]	660,000	1,650,000	3,300,000							
	n/a [2]	660,000	1,650,000	3,300,000							
	n/a [3]				660,000	1,650,000	3,300,000				
	2/11/2015								188,040	22.92	1,595,550
John G. Sznewajs	n/a [1]	193,200	483,000	966,000							
	n/a [2]	187,500	468,750	937,500							
	n/a [3]				193,200	483,000	966,000				
	2/11/2015								62,680	22.92	531,850
Richard A. O'Reagan	n/a [1]	139,050	347,625	695,250							
	n/a [2]	135,000	337,500	675,000							
	n/a [3]				139,050	347,625	695,250				
	2/11/2015								38,747	22.92	328,780
Amit Bhargava	n/a [1]	70,000	175,000	350,000							
	n/a [2]	70,000	175,000	350,000							
	n/a [3]				70,000	175,000	350,000				
	2/11/2015								28,491		653,000
	2/11/2015 [4]							28,491		22.92	241,750
	2/11/2015								19,943	22.92	169,225
Christopher K. Kastner	n/a [1]	70,000	175,000	350,000							
	n/a [2]	70,000	175,000	350,000							
	n/a [3]				70,000	175,000	350,000				
	2/11/2015								30,770		705,240
	2/11/2015 [4]							30,770		22.92	261,090
	2/11/2015								19,943	22.92	169,225
Gerald Volas [8]	n/a [2]	25,750	64,375	128,750							

(1) The amounts reflect the threshold, target, and maximum opportunities under the 2015 annual performance-based cash bonus program described in our "Compensation Discussion and Analysis." The amounts paid under this program are set forth in the "2015 Summary Compensation Table" above.

(2) The amounts reflect the threshold, target, and maximum opportunities under the LTCIP relating to the Company's performance for the 2015-2017 performance period. The actual amount paid under the LTCIP will depend on return on invested capital performance over the three-year period and the LCTIP's terms and conditions.

(3) The amounts reflect the threshold, target and maximum opportunities under the 2015 annual performance-based restricted stock program described in our "Compensation Discussion and Analysis". The resulting restricted stock awards were made in February 2016 and are set forth in the "2015 Summary Compensation Table" above.

(4) The amounts shown reflect the number of stock options granted to each of Messrs. Bhargava and Kastner in connection with the commencement of their employment with us.

(5) The amounts shown reflect the number of shares of restricted stock granted to each of Messrs. Bhargava and Kastner in connection with the commencement of their employment with us. These shares vest ratably in five equal installments over five years beginning on February 11, 2016.

(6) The amounts shown reflect the number of stock options granted in 2015.

(7) The grant date fair value shown in the column is determined in accordance with accounting guidance. Regardless of the value placed on a stock option on the grant date, the actual value of the option will depend on the market value of our common stock at a future date when the option is exercised.

(8) Mr. Volas' service to us as an executive officer ended with the spin off of TopBuild in June 2015, at which time he became TopBuild's President and Chief Executive Officer. Mr. Volas' award for the 2015-2017 LTCIP performance period will be based on his six months of service to us in 2015.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

We make equity grants pursuant to our 2014 Long Term Stock Incentive Plan; outstanding grants made prior to May 2014 were made pursuant to our 2005 Long Term Stock Incentive Plan. We refer to these plans in this proxy statement collectively as our "Long Term Stock Incentive Plan." The following table shows, for each named executive officer as of December 31, 2015, (i) each vested and unvested stock option outstanding, (ii) the aggregate number of unvested shares of restricted stock, and (iii) the market value of unvested shares of restricted stock based on the closing price of our common stock on December 31, 2015, which was $28.30 per share. Unvested restricted shares are held in the named executive officer's name, and the named executive officer has the right to vote the shares and receive dividends on the restricted shares, but the named executive officer may not sell the shares until they vest. The value each named executive officer will realize when the restricted shares vest will depend on the value of our common stock on the vesting date. The number of securities underlying the options and the exercise prices reflect the adjustments made as a result of the spin off of TopBuild.

2015 Outstanding Equity Awards at Fiscal Year-End						
		Option Awards[1]				Restricted Stock Awards[2]	
Name	Original Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Keith J. Allman						142,696	4,038,297
	12/5/2011	9,117	9,117	8.26	12/05/2021		
	2/15/2012	—	33,049	10.24	02/15/2022		
	2/13/2013	—	49,574	17.87	02/13/2023		
	2/12/2014	—	123,081	19.66	02/12/2024		
	2/11/2015	—	188,040	22.92	02/11/2025		
John G. Sznewajs						104,351	2,953,133
	5/24/2007	45,585	—	26.68	05/24/2017		
	6/2/2007	79,774	—	26.46	06/02/2017		
	5/12/2008	165,248	—	16.30	05/12/2018		
	2/9/2009	96,869	—	7.05	02/09/2019		
	2/12/2010	165,248	—	12.12	02/12/2020		
	2/16/2011	52,421	33,052	11.25	02/16/2021		
	2/15/2012	49,572	33,052	10.24	02/15/2022		
	2/13/2013	33,048	49,576	17.87	02/13/2023		
	2/12/2014	12,536	50,144	19.66	02/12/2024		
	2/11/2015	—	62,680	22.92	02/11/2025		
Richard A. O'Reagan						64,001	1,811,228
	2/9/2009	3,418	—	7.05	02/09/2019		
	2/11/2015	—	38,747	22.92	02/11/2025		
Amit Bhargava						28,491	806,295
	2/11/2015	—	28,491	22.92	02/11/2025		
	2/11/2015	—	19,943	22.92	02/11/2025		
Christopher K. Kastner						31,282	885,281
	2/11/2015	—	30,770	22.92	02/11/2025		
	2/11/2015	—	19,943	22.92	02/11/2025		
Gerald Volas						—	—
	—	—	—	—	—		

(1) Stock option awards vest in equal annual installments of 20% commencing in the year following the year of grant.
(2) Restricted stock awards granted in 2010 and after vest in equal annual installments of 20%. Restricted stock awards granted prior to 2010 vest in equal annual installments of 10%; however, the number of shares that vest annually is adjusted when the participant turns age 66 so that awards are fully vested by the end of the year in which the participant turns 70.

OPTION EXERCISES AND STOCK VESTED

The following table shows the number of shares acquired, and the value realized, by each of our named executive officers during 2015, in connection with the exercise of stock options and the vesting of restricted stock previously awarded to each named executive officer.

2015 Option Exercises and Stock Vested				
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Keith J. Allman	45,309	2,268,785	37,738	921,804
John G. Sznewajs	25,701	1,245,016	37,207	906,457
Richard A. O'Reagan	2,738	116,962	18,578	453,923
Amit Bhargava	—	—	—	—
Christopher K. Kastner	—	—	—	—
Gerald Volas	113,082	5,712,758	31,917	780,371

RETIREMENT PLANS

This section describes the retirement plans available to our named executive officers.

Defined Contribution Plans

Our defined contribution plans are the tax-qualified 401(k) Savings Plan and the non-qualified Benefits Restoration Plan ("BRP") applicable to the 401(k) Savings Plan. All of our named executive officers participate in both of our defined contribution plans.

| 401(k) Savings Plan |

Our 401(k) Savings Plan is available to eligible employees, and provides two employer contribution components, if applicable. The first employer contribution component is a matching contribution under which we match a percentage of an employee's compensation deferred into the 401(k) Savings Plan. The second component is a discretionary profit sharing contribution that is guided by the operating profit performance target goal used to determine annual performance-based restricted stock awards and cash bonuses (see "Compensation Discussion and Analysis—What annual performance compensation did Masco pay in 2015?"). Our Compensation Committee has established our maximum contribution percentage at 10% of each participant's annual earnings (base salary and cash bonus).

| Defined Contribution Portion of the BRP |

The defined contribution portion of our BRP is available to our highly compensated employees and is not funded. Under the BRP, we make account allocations reflecting our 401(k) Savings Plan employer match (in 2015, for contributions up to $18,000), profit sharing contribution amounts that exceed the Code's limitations, and pro-forma earnings (or losses) on participants' accounts. Following a participant's termination of employment, the BRP account is paid by us in a lump sum.

The columns in the following table show, for each named executive officer, (A) the amount of our 2015 plan year allocation to the BRP account; (B) the amount of pro-forma earnings (or losses) posted to the account in 2015; (C) the aggregate amount of all withdrawals, distributions or segregations from the account during 2015; and (D) the account's ending balance at December 31, 2015.

2015 Non-Qualified Deferred Compensation *(Defined Contribution Portion of the Benefits Restoration Plan)*				
Name	A Masco Allocations ($)[1]	B Aggregate Earnings ($)	C Aggregate Withdrawals/ Distributions ($)	D Aggregate Balance at December 31, 2015 ($)[2]
Keith J. Allman	156,104	(3,418)	—	307,290
John G. Sznewajs	68,437	(4,693)	—	367,013
Richard A. O'Reagan	45,255	(1,996)	—	132,966
Amit Bhargava	7,400	—	—	—
Christopher K. Kastner	25,604	—	—	—
Gerald Volas	—	(2,412)	4,068	275,723

(1) Amounts in this column are included in "All Other Compensation" in the 2015 Summary Compensation Table.

(2) The following amounts included in this column were previously reported as compensation in our Summary Compensation Table for 2013 and 2014: $253,423 in 2014 for Mr. Allman; $318,786 in 2014 and $217,218 in 2013 for Mr. Sznewajs; $101,840 in 2014 for Mr. O'Reagan; and $238,018 in 2014 for Mr. Volas.

We offer no other plans of deferred compensation that would permit the election of deferrals of cash compensation by our named executive officers.

Defined Benefit Pension Plans

Our defined benefit pension plans are the tax-qualified Masco Corporation Pension Plan (the "Pension Plan"), the non-qualified BRP applicable to the Pension Plan and the non-qualified Supplemental Executive Retirement Plan ("SERP"). Our defined benefit pension plans were frozen for future benefit accruals effective January 1, 2010. Consequently, the defined benefit pension benefits accrued for each of our named executive officers are essentially fixed.

| The Pension Plan and BRP |

The Pension Plan and BRP provide that at age 65, a participant receives an annual payment for the remainder of his or her life, with five years' payments guaranteed. Employees became 100% vested in their pension benefit after completing five years of employment with us. The benefits paid are reduced for early retirement. The maximum credited service under the Pension Plan and the defined benefit portion of the BRP was 30 years. A participant who has ten or more years of service with us is eligible to receive a disability benefit equal to the participant's accrued benefit. Messrs. Allman, Sznewajs, O'Reagan and Volas are participants in our Pension Plan, and each is 100% vested in their Pension Plan benefits. Messrs. Allman, Sznewajs and Volas are participants in our BRP applicable to the Pension Plan.

| SERP |

Messrs. Sznewajs and Volas are participants in the SERP, which provides that at age 65, participants receive an annual payment for life of an amount up to 60% of the average of their highest three years' cash compensation (base salary plus annual cash bonus, up to 60% of that year's maximum bonus opportunity) earned on or before January 1, 2010. SERP payments are reduced by certain benefits paid by our other retirement plans or by retirement benefits payable by other employers. The maximum benefit under the SERP accrues after 15 years. When the SERP was frozen on January 1, 2010, Mr. Volas was fully accrued and fully vested in his benefits, and Mr. Sznewajs's accrual of 52% was frozen, and he is now 50% vested. Mr. Sznewajs will not be fully vested in his frozen SERP benefit unless he continues to be employed with us until he is age 55, or we have a change in control or alternate change in control.

The SERP provides a disability benefit for participants who have been employed by us at least two years and who become disabled while employed by us. The disability benefit is paid until the earlier of death, recovery from disability or age 65; is offset by payments from long-term disability insurance we have paid for; and is equal to 60% of the participant's annual salary and bonus (up to 60% of the maximum bonus opportunity) as of January 1, 2010. At age 65, payments revert to a calculation based on the highest three-year average compensation as of January 1, 2010. Under the SERP, participants and their spouses may also receive medical benefits.

The present value of SERP payments to be made to our participating named executive officers is set forth in the "2015 Pension Plan Table." A surviving spouse will receive reduced benefits.

| Pension Plan Table |

The 2015 Pension Plan Table below sets forth the estimated present values on December 31, 2015 of accumulated benefits for each of our named executive officers under the Pension Plan, the defined benefit portion of the BRP and the SERP, as applicable. The amounts payable under the SERP have been reduced by amounts payable under the Pension Plan and the defined benefit portion of the BRP. The amounts for the SERP have also been reduced by the January 1, 2010 benefits payable under the profit sharing component of the 401(k) Savings Plan and the defined contribution portion of the BRP, and by the estimated amounts payable by prior employers.

2015 Pension Plan Table			
Name	Plan Name	Number of Years Credited Service (#)[1]	Present Value of Accumulated Benefits ($)[2]
Keith J. Allman	Pension Plan Defined Benefit Portion – BRP	12 12	264,270 85,702
John G. Sznewajs	Pension Plan Defined Benefit Portion – BRP SERP	13 13 13	253,243 227,722 2,412,381
Richard A. O' Reagan	Pension Plan	1	29,332
Gerald Volas	Pension Plan Defined Benefit Portion – BRP SERP	26 26 15	820,828 757,167 3,528,746

(1) Reflects credited service through January 1, 2010, the date on which accruals under our defined benefit pension plans were frozen, for years of employment with us, our subsidiaries or certain of our prior affiliates and their subsidiaries. Credited service under the SERP includes service through January 1, 2010 only with us and businesses in which we had a 50% or greater interest. We have not granted additional accruals to any of the named executive officers in any of these retirement plans, and none of these plans provides for personal contributions or additional income deferral elections.

(2) Amounts in this column were calculated as of December 31, 2015 using the normal form of benefit payable under each plan using (a) base pay only for the Pension Plan and BRP, (b) base pay plus cash bonus for the SERP, and (c) the same discount rates and mortality assumptions as described in the notes to financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2015. Although SEC disclosure rules require a present value calculation, none of these plans (other than the SERP and the BRP, in the event of a change in control or alternate change in control) provides benefits in a lump sum.

PAYMENTS UPON CHANGE IN CONTROL

We do not have employment agreements or change in control agreements with any of our named executive officers. If we experienced a change in control, our named executive officers would receive lump-sum payments of benefits under the BRP and SERP that otherwise would be paid over time. Additionally, these two plans and our Long Term Stock Incentive Plan provide that participants could receive accelerated vesting and reimbursement (limited, for equity grants, to those made prior to 2012) in the case of imposition of excise tax upon a change in control. Upon a change in control, Mr. Sznewajs's frozen SERP accrual of 52% would not change, but his vesting in this benefit would advance from 50% to 100%. None of our plans provides for additional accrual of benefits in the case of a change in control.

The following table sets forth the values of all payments (other than from our tax-qualified retirement plans) assuming a change in control (and a termination of employment under certain conditions) had occurred on December 31, 2015.

Payments Upon a Change in Control							
Name	Cash ($)	Equity ($)[1]	SERP and BRP Payments ($)[2]	Perquisites ($)	Excise Tax Reimbursement ($)[3]	Other ($)	Total ($)
Keith J. Allman	—	7,409,999	548,337	—	—	—	7,958,336
John G. Sznewajs	—	5,401,129	3,024,201	—	—	—	8,425,330
Richard A. O'Reagan	—	2,019,687	178,221	—	—	—	2,197,908
Amit Bhargava	—	1,066,870	7,400	—	—	—	1,074,270
Christopher K. Kastner	—	1,158,117	25,604	—	—	—	1,183,721
Gerald Volas	—	—	4,241,859	—	—	—	4,241,859

(1) A change in control would trigger vesting (assuming a termination of employment under certain conditions had occurred with respect to awards granted beginning in 2013) of unvested restricted stock and stock option awards, the total value of which is shown in this column. This column is comprised of the incremental values for vestings of restricted stock (as shown in the last column of the "2015 Outstanding Equity Awards at Fiscal Year-End" table above), plus the incremental values for vesting of stock options (based on our closing stock price of $28.30 on December 31, 2015): $3,371,702 for Mr. Allman; $2,447,996 for Mr. Sznewajs; $208,459 for Mr. O'Reagan; $260,575 for Mr. Bhargava; and $272,836 for Mr. Kastner.

(2) Amounts calculated for both the SERP and the BRP utilize the discount rates and mortality assumptions equal to the Pension Benefit Guarantee Corporation discount rates for lump sums in plan terminations, as in effect four months prior to the change in control, and the UP-1984 mortality table (both of which differ from the rates and assumptions used to calculate the lump sums set forth in the Pension Plan Table). Amounts in this column also include amounts shown in columns A and D in the "2015 Non-Qualified Deferred Compensation" table above.

(3) Excise tax reimbursements apply only to agreements and equity grants entered into prior to 2012. At December 31, 2015, no individual's payments would have exceeded applicable limits in the Code for parachute payments; therefore, no amounts are shown in this column.

PAYMENT UPON RETIREMENT, TERMINATION, DISABILITY OR DEATH

Retirement

Upon retirement at or after age 65, our named executive officers would be fully vested in the accumulated pension benefits set forth in the table below. The benefits would be paid on a monthly basis and, other than the BRP defined contribution component, not as lump sum payments.   Our restricted stock and stock option awards do not vest upon retirement; following retirement, equity awards generally continue to vest in accordance with the remaining vesting period.

Payment Upon Retirement		BRP Benefit ($)			
Name	Pension Plan Benefit ($)	Defined Benefit Portion	Defined Contribution Portion	SERP Benefit ($)	Total ($)
Keith J. Allman	264,270	85,702	463,394	—	813,366
John G. Sznewajs	253,243	227,722	435,450	2,412,381	3,328,796
Richard A. O'Reagan	29,332	—	178,221	—	207,553
Amit Bhargava	—	—	7,400	—	7,400
Christopher K. Kastner	—	—	25,604	—	25,604
Gerald Volas	820,828	757,167	275,723	3,528,746	5,382,464

Termination

If voluntary or involuntary termination of employment had occurred on December 31, 2015, our named executive officers would be fully vested in the accumulated pension benefits set forth in the table below. Absent an agreement for post-termination extended vesting, termination of employment would result in forfeiture to us of all unvested restricted stock awards and unvested stock options. Vested stock options would remain exercisable for 30 days, in the case of voluntary termination, or three months, in the case of involuntary termination, but not beyond the originally-specified exercise period.

Payment Upon Termination					
		BRP Benefit ($)			
Name	Pension Plan Benefit ($)	Defined Benefit Portion	Defined Contribution Portion	SERP Benefit ($)[1]	Total ($)
Keith J. Allman	264,270	85,702	463,394	—	813,366
John G. Sznewajs	253,243	227,722	435,450	1,206,191	2,122,606
Richard A. O'Reagan	29,332	—	178,221	—	207,553
Amit Bhargava	—	—	7,400	—	7,400
Christopher K. Kastner	—	—	25,604	—	25,604
Gerald Volas	820,828	757,167	275,723	3,528,746	5,382,464

(1) Mr. Sznewajs would have been 50% vested in his SERP benefit if his employment had terminated on December 31, 2015.

Disability

If disability had terminated the employment of any of our named executive officers on December 31, 2015, the named executive officer would receive the benefits as set forth in the table below. Any disability benefit received would terminate upon the earliest of death, recovery from disability or age 65, at which time the applicable retirement, termination or death benefits would become effective. In addition, all restrictions on restricted shares would lapse and all unvested stock options would become exercisable for the period of time allowed under the original awards.

Payment Upon Disability						
		BRP Benefit ($)				
Name	Long-Term Disability Plan Benefit ($)	Defined Benefit Portion	Defined Contribution Portion	SERP Benefit ($)	Equity ($)[1]	Total Benefit ($)
Keith J. Allman	144,000	144,414	463,394	—	7,409,999	8,161,807
John G. Sznewajs	144,000	496,549	435,450	6,202,630	5,401,129	12,679,758
Richard A. O'Reagan	144,000	—	178,221	—	2,019,687	2,341,908
Amit Bhargava	144,000	—	7,400	—	1,066,870	1,218,270
Christopher K. Kastner	144,000	—	25,604	—	1,158,117	1,327,721
Gerald Volas[2]	—	—	275,723	—	—	275,723

(1) Disability would trigger vesting of unvested restricted stock and stock option awards, the total value of which is shown in this column. This column is comprised of the incremental values for vestings of restricted stock (as shown in the last column of the "2015 Outstanding Equity Awards at Fiscal Year-End" table above), plus the incremental values for vesting of stock options (based on our closing stock price of $28.30 on December 31, 2015): $3,371,702 for Mr. Allman; $2,447,996 for Mr. Sznewajs; $208,459 for Mr. O'Reagan; $260,575 for Mr. Bhargava; and $272,836 for Mr. Kastner.

(2) Mr. Volas' employment with us ended in June 2015, and he therefore would not have been eligible for a disability benefit on December 31, 2015.

Death

If death had terminated the employment of any of our named executive officers on December 31, 2015, the surviving spouse of the named executive officer would receive the benefits as set forth in the table below. If the named executive officer does not have a surviving spouse, a designated beneficiary (if applicable) would receive the benefits below, with the exception of the SERP and Pension Plan benefits and the benefits under the defined benefit portion of the BRP. In addition, all restrictions on restricted shares would lapse and all unvested stock options would become exercisable for up to a year, but not beyond the period of time allowed under the original awards.

Payment Upon Death						
		BRP Benefit ($)				
Name	**Pension Plan Benefit ($)**	**Defined Benefit Portion**	**Defined Contribution Portion**	**SERP Benefit ($)**	**Equity ($)[(1)]**	**Total Benefit ($)**
Keith J. Allman	122,901	39,073	463,394	—	7,409,999	8,035,367
John G. Sznewajs	111,877	98,467	435,450	5,224,586	5,401,129	11,271,509
Richard A. O'Reagan	14,025	—	178,221	—	2,019,687	2,211,933
Amit Bhargava	—	—	7,400	—	1,066,870	1,074,270
Christopher K. Kastner	—	—	25,604	—	1,158,117	1,183,721
Gerald Volas	—	—	275,723	—	—	275,723

(1) Death would trigger vesting of unvested restricted stock and stock option awards, the total value of which is shown in this column. This column is comprised of the incremental values for vestings of restricted stock (as shown in the last column of the "2015 Outstanding Equity Awards at Fiscal Year-End" table above), plus the incremental values for vesting of stock options (based on our closing stock price of $28.30 on December 31, 2015): $3,371,702 for Mr. Allman; $2,447,996 for Mr. Sznewajs; $208,459 for Mr. O'Reagan; $260,575 for Mr. Bhargava; and $272,836 for Mr. Kastner.

Other Arrangements

As noted above in our "Compensation Discussion and Analysis," it is our general policy not to enter into contractual termination arrangements. On an individually-negotiated basis we may enter into severance arrangements or arrangements for a named executive officer's services following termination of employment. Such arrangements may include continued vesting of restricted stock or options that would otherwise be forfeited, as well as provisions restricting competitive activities following termination.

Audit Committee Report

The Audit Committee assists the Board of Directors in fulfilling the Board's responsibility for oversight of the integrity of our financial statements, the effectiveness of our internal controls over financial reporting, the qualifications, independence, performance and compensation of our independent registered public accounting firm ("independent auditors"), the performance of our internal audit function, our compliance with legal and regulatory requirements, and compliance by our employees and officers with our Code of Business Ethics. Management is responsible for the accuracy of our financial statements and our reporting process, including our system of internal controls over financial reporting. In discharging its oversight responsibilities, the Audit Committee reviewed and discussed with management our audited financial statements as of and for the year ended December 31, 2015 and our processes to ensure the accuracy of our financial statements.

The Audit Committee obtained from our independent auditors, PricewaterhouseCoopers LLP ("PwC"), the written disclosures and letter required by the Public Company Accounting Oversight Board regarding PwC's communications with the Audit Committee concerning independence. The Audit Committee discussed with PwC any relationships that may impact PwC's objectivity and independence and satisfied itself as to PwC's independence. The Audit Committee confirmed that PwC's provision of non-audit services to us did not impair their independence. The Audit Committee discussed with PwC the matters required to be discussed by Statement on Auditing Standards No. 1301 as adopted by the Public Company Accounting Oversight Board, regarding communication with the Audit Committee. The Audit Committee also met with PwC independent of management.

Based on the reviews and discussions with management and the independent auditors described above, the Audit Committee recommended to the Board of Directors that our financial statements as of and for the year ended December 31, 2015 be included in our Annual Report on Form 10-K for the year ended December 31, 2015 for filing with the SEC. The Audit Committee also reappointed PwC as our independent registered public accounting firm, which stockholders are being asked to ratify.

Audit Committee

Lisa A. Payne, Chairperson
Mark R. Alexander
Dennis W. Archer
Christopher A. O'Herlihy
Donald R. Parfet
John C. Plant
Reginald M. Turner

PricewaterhouseCoopers LLP Fees

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Aggregate fees for professional services rendered to us by our independent registered public accounting firm, PricewaterhouseCoopers LLP ("PwC"), for the years ended December 31, 2015 and 2014 were (in millions):

	2015	2014
Audit Fees	$ 9.2	$ 9.3
Audit-Related Fees	1.9	1.8
Tax Fees	1.0	1.4
All Other Fees	0.1	0.2
Total	$12.2	$12.7

The *Audit Fees* for the years ended December 31, 2015 and 2014 were for professional services rendered for audits and quarterly reviews of our consolidated financial statements, audits of our internal controls over financial reporting, statutory audits, issuance of comfort letters, consents and assistance with review of documents filed with the SEC.

The *Audit-Related Fees* for the years ended December 31, 2015 and 2014 were for services rendered for due diligence related to acquisitions and dispositions and audits not required by law, and for services rendered in connection with the spin off of TopBuild Corp.

The *Tax Fees* for the years ended December 31, 2015 and 2014 were for professional services related to tax return preparation, tax planning, and tax advice related to reorganizations, divestitures and transfer pricing programs.

All Other Fees for services rendered the years ended December 31, 2015 and 2014 were for services related to dispositions and miscellaneous services rendered.

Audit Committee Pre-approval Policies and Procedures

Our Audit Committee has established a policy requiring its annual review and pre-approval of all audit services and permitted non-audit services to be performed by PwC. Our Audit Committee will, as necessary, consider and, if appropriate, approve the provision of additional audit and non-audit services by PwC that are not encompassed by our Audit Committee's annual pre-approval. Our Audit Committee has delegated to our Audit Committee Chairperson the approval authority, on a case-by-case basis, for services outside or in excess of our Audit Committee's aggregate pre-approved levels, provided that the Chair shall report any such decisions to our Audit Committee at its next regular meeting. All of the services referred to in the table above for 2015 were pre-approved by our Audit Committee and none of the services approved by our Audit Committee during 2015 were under the de minimis exception to pre-approval contained in the applicable rules of the SEC.

Proposal 3: Ratification of Selection of Independent Auditors

Our Audit Committee is responsible for the appointment, compensation, retention and oversight of the independent external audit firm retained to audit our financial statements. As part of its oversight, our Audit Committee and its Chairperson review and evaluate our lead audit engagement partner, and participate in the selection of the new lead audit engagement partner in conjunction with the mandated rotation of that partner.

Our Audit Committee has selected the independent registered public accounting firm of PricewaterhouseCoopers LLP ("PwC") to audit our financial statements for the year 2016. We have retained PwC (or its predecessor) as our independent auditor for over 50 years, and our Audit Committee believes that the continued retention of PwC to serve as our independent auditor is in the best interests of our Company and our stockholders.

Representatives of PwC will be present at our Annual Meeting and will have the opportunity to make a statement and respond to appropriate questions. If the selection of PwC is not ratified, our Audit Committee will consider selecting another independent registered public accounting firm as our independent auditors.

The affirmative vote of a majority of the votes cast by shares entitled to vote is required for the ratification of the selection of independent auditors. Abstentions and broker non-votes are not counted as votes cast, and therefore do not affect the ratification of the selection of independent auditors.

The Board recommends a vote FOR the ratification of the selection of PricewaterhouseCoopers LLP as our independent auditors for the year 2016.

EXECUTIVE OFFICERS

Our Board of Directors elects our executive officers annually. Our current executive officers are listed below.

Name	Position	Age	Executive Officer Since
Keith J. Allman	President and Chief Executive Officer	53	2014
Amit Bhargava	Vice President, Strategy and Corporate Development	52	2015
Kenneth G. Cole	Vice President, General Counsel and Secretary	50	2013
Christopher Kastner	Vice President, Masco Operating System	44	2014
John P. Lindow	Vice President, Controller	52	2011
Richard A. O'Reagan	Group President, Global Plumbing	52	2014
Renee Straber	Vice President, Chief Human Resource Officer	45	2014
John G. Sznewajs	Vice President, Treasurer and Chief Financial Officer	48	2005

Mr. Allman's experience is described above in "Class II Directors (Term Expiring at the Annual Meeting in 2017)."

Mr. Bhargava joined us in January 2015 as Vice President, Strategy and Corporate Development. He served as Vice President, Enterprise Strategy & Development for UTC Aerospace Systems from 2013 through 2014. He previously served as Corporate Director, Corporate Strategy and Development for United Technologies Corporation (2012 – 2013) and as the Vice-President Business Development & Strategy for UTC Fire & Security (2011).

Mr. Cole was elected as our Vice President, General Counsel and Secretary in July 2013. Mr. Cole joined us in 2004 and has held positions of increasing responsibility in our legal department, serving most recently as Senior Assistant General Counsel and Director of Commercial Legal Affairs.

Mr. Kastner became our Vice President, Masco Operating System in December 2014. He joined Danaher Corporation in 1995, where he worked for various business units, most recently as President (General Manager) of Anderson Instruments Co. (2013 – 2014) and as Vice President Global Operations – Gilbarco Veeder-Root (2008 – 2014). Mr. Kastner also served as Gilbarco Veeder-Root's Vice President Commercial (2012 – 2013) and Vice President Global Dispensing (2011 – 2012).

Mr. Lindow was elected as our Vice President, Controller in May 2011. He was a Masco Group Controller from 2000 to 2007, and then served as Vice President Administration – Plumbing Products Platform until 2009, when he became our Vice President, Controller, Corporate Accounting.

Mr. O'Reagan was promoted to Group President, Global Plumbing in May 2014. He joined Masco in 2008 as Vice President of Sales for Delta Faucet Company and in 2011 became the President of Delta Faucet Company.

Ms. Straber was elected Vice President, Chief Human Resource Officer in October 2014, after serving as our Group Director – Human Resources since 2012. She joined Masco in 1995 as a Human Resource Representative for Delta Faucet Company and was promoted to Vice President, Human Resources for Delta Faucet Company in 2007.

Mr. Sznewajs was elected as our Vice President, Treasurer and Chief Financial Officer in 2007. He has served as our Vice President and Treasurer since 2005 and was previously our Vice President – Business Development (2003 – 2005).

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table shows the beneficial ownership of our common stock as of December 31, 2015 by (i) each of our directors and director nominees, (ii) each named executive officer included in the 2015 Summary Compensation Table, (iii) all of our directors and current executive officers as a group (18 individuals), and (iv) all persons whom we know to be beneficial owners of five percent or more of our common stock. Except as indicated below, each person exercises sole voting and investment power with respect to the shares listed.

Name	Shares of Common Stock Beneficially Owned [1]	Percentage of Voting Power Beneficially Owned
Mark R. Alexander	8,501	*
Keith J. Allman	323,051	*
Dennis W. Archer	83,227	*
Amit Bhargava	38,177	*
Christopher Kastner	41,424	*
J. Michael Losh	89,607	*
Richard A. Manoogian [2]	3,373,092	1.0%
Christopher A. O'Herlihy	16,626	*
Richard A. O'Reagan	84,381	*
Donald R. Parfet	24,349	*
Lisa A. Payne [3]	112,823	*
John C. Plant	22,434	*
John G. Sznewajs	991,675	*
Reginald M. Turner	5,789	*
Mary Ann Van Lokeren [4]	96,613	*
All directors and current executive officers of Masco as a group	5,735,667	1.7%
Gerald Volas [5]	67,322	*
BlackRock Inc. [6] 40 East 52nd Street, New York, New York 10022	25,230,161	7.5%
The Vanguard Group [7] 100 Vanguard Blvd., Malvern, PA 19355	29,719,468	8.8%

*   Less than one percent

(1) Includes shares of unvested restricted stock and shares that may be acquired on or before February 29, 2016 upon exercise of stock options, as set forth in the table below. Holders have sole voting, but no investment power, over unvested restricted shares and have neither voting nor investment power over unexercised stock option shares.

Name	Unvested Restricted Stock Awards	Shares that may be acquired on or before February 29, 2016 upon exercise of stock options
Mark R. Alexander	8,501	—
Keith J. Allman	142,696	110,543
Dennis W. Archer	15,431	36,468
Amit Bhargava	28,491	9,686
Christopher Kastner	31,282	10,142
J. Michael Losh	15,431	36,468
Richard A. Manoogian	15,431	2,158,481
Christopher A. O'Herlihy	10,992	—
Richard A. O'Reagan	64,001	11,167
Donald R. Parfet	11,887	—
Lisa A. Payne	15,431	63,819
John C. Plant	13,916	—
John G. Sznewajs	104,351	791,473
Reginald M. Turner	5,789	—
Mary Ann Van Lokeren	15,431	29,174
All directors and current executive officers of Masco as a group	608,554	3,502,915
Gerald Volas	—	—

(2) Shares owned by Mr. Manoogian and by all of our directors and current executive officers as a group include, in each case, an aggregate of 400,000 shares owned by charitable foundations for which Mr. Manoogian serves as a director or officer. The directors and officers of the foundations share voting and investment power with respect to shares owned by the foundations, but Mr. Manoogian disclaims beneficial ownership of such shares. Excluding unvested restricted stock shares and shares that he has a right to acquire, substantially all of the shares beneficially owned by Mr. Manoogian (other than unvested restricted stock and shares he has a right to acquire) have been pledged.

(3) Shares owned by Ms. Payne include 875 shares held in a revocable living trust.

(4) Shares owned by Ms. Van Lokeren include 45,810 shares held in a revocable living trust and 700 shares held in an IRA.

(5) Mr. Volas ceased serving as an executive officer in June 2015. Shares owned by Mr. Volas include 49,679 shares held in a revocable living trust and 7,600 shares held in a retirement plan.

(6) Based on a Schedule 13G filed with the SEC on January 26, 2016, on December 31, 2015, BlackRock Inc. (through certain of its subsidiaries) beneficially owned 25,230,161 shares of our common stock, with sole voting power over 21,025,914 shares and sole dispositive power over all of the shares.

(7) Based on a Schedule 13G filed with the SEC on February 10, 2016, on December 31, 2015, The Vanguard Group and certain of its subsidiaries beneficially owned 29,719,468 shares of our common stock, with sole voting power over 624,671 shares, shared voting power over 34,000 shares, sole dispositive power over 29,044,988 and shared dispositive power over 674,488 of the shares.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers and directors, and persons who own more than ten percent of our common stock, to file reports of their ownership of our common stock and changes in their ownership with the SEC and the New York Stock Exchange, and to furnish us with copies of these reports. Based solely on our review of copies of the reports that we received, or written representations from our executive officers and directors that they were not required to file Form 5 ownership reports, we believe that each person who was a director, officer or beneficial owner of more than ten percent of our common stock at any time during 2015 timely met all applicable filing requirements during the year.

2016 Annual Meeting of Stockholders

QUESTIONS AND ANSWERS

The Board of Directors of Masco Corporation is soliciting the enclosed proxy for use at the Annual Meeting of Stockholders of Masco Corporation to be held at our corporate office at 21001 Van Born Road, Taylor, Michigan 48180, on Monday, May 9, 2016 at 10:00 A.M. Eastern time, and at any adjournment or postponement of the Annual Meeting. This proxy statement and the enclosed proxy card are being mailed or otherwise made available to stockholders on or about March 24, 2016. We are concurrently mailing to stockholders a copy of our 2015 Annual Report to Stockholders, which includes our Form 10-K for the year ended December 31, 2015.

Who is entitled to vote at the Annual Meeting?

Our Board established the close of business on March 11, 2016 as the record date to determine the stockholders entitled to receive a notice of, and to vote at, our Annual Meeting or an adjournment or postponement of the meeting. On the record date, there were 332,884,371 shares of our common stock, $1 par value, outstanding and entitled to vote. Each share of our common stock represents one vote that may be voted on each matter that may come before the Annual Meeting.

All shares of our common stock represented by properly executed and unrevoked proxies will be voted by the persons named as proxy holders in accordance with the instructions given. If no instructions are indicated on a proxy, properly executed proxies will be voted as follows:

· FOR each Class I Director nominee,

· FOR the approval of the compensation paid to our named executive officers; and

· FOR the selection of PricewaterhouseCoopers LLP as our independent auditors for 2016.

What is the difference between holding shares as a record holder and as a beneficial owner?

If your shares are registered in your name with our registrar and transfer agent, Computershare, you are the "record holder" of those shares. If you are a record holder, we have provided these proxy materials directly to you.

If your shares are held in a stock brokerage account, or with a bank or other holder of record, you are considered the "beneficial owner" of those shares held in "street name." If your shares are held in street name, these proxy materials have been forwarded to you by your bank or broker. As the beneficial owner, you have the right to instruct that organization on how to vote your shares.

What is a broker non-vote?

If your shares are held in "street name" through a bank, broker or other nominee, you must provide voting instructions to that organization. If you do not provide voting instructions, the organization may vote in its discretion on routine proposals, but not on non-routine proposals, which is called a "broker non-vote." Except for Proposal 3, Ratification of Selection of Independent Auditors, all of the proposals on our agenda are non-routine.

How are abstentions and broker non-votes treated?

Abstentions and broker non-votes are not treated as votes cast with respect to Proposals 1, 2 and 3, so they will not have an effect on those proposals.

What constitutes a quorum?

To conduct business at our Annual Meeting, we must have a quorum of stockholders present. A quorum is present when a majority of the outstanding shares of stock entitled to vote, as of the record date, are represented in person or by proxy. Broker non-votes and abstentions will be counted toward the establishment of the quorum.

How can I submit my vote?

There are four methods you can use to vote: by internet, by telephone, by mail or in person. Submitting your proxy by internet, telephone or mail will not affect your right to attend the Annual Meeting and change your vote. Unless you are voting in person, your vote must be received by 11:59 p.m. Eastern time on May 8, 2016.

Method	Record Holder	Beneficial Owner
Internet	Have your proxy card available and log on to www.proxyvote.com.	If your bank or broker makes this method available, the instructions will be included with the proxy materials.
Telephone	Have your proxy card available and call (800) 690-6903 from a touchtone telephone anywhere (toll free only in the United States).	If your bank or broker makes this method available, the instructions will be included with the proxy materials.
Mail Your Proxy Card	Mark, date, sign and promptly mail the enclosed proxy card in the postage-paid envelope provided for mailing in the United States.	Mark, date, sign and promptly mail the voting instruction form provided by your bank or broker in the postage-paid envelope provided for mailing in the United States.
In Person	You may vote by ballot in person at the Annual Meeting.	Obtain proof of stock ownership as of the record date and a valid legal proxy from the organization that holds your shares and attend the Annual Meeting.

How many votes are needed for each proposal to pass?

All of the matters to be considered at our Annual Meeting require the approval of a majority of the votes that are actually cast.

Our Bylaws provide that, in uncontested elections, directors are elected if the majority of votes cast FOR each nominee exceed the votes cast AGAINST such nominee. Proxies cannot be voted for a greater number of persons than the number of nominees named. Each director nominee will provide to us an irrevocable resignation if the majority of the votes cast are against him or her. The resignation will be effective within 90 days after the election results are certified, if the Board (excluding nominees who did not receive a majority of votes for their election) accepts the resignation, which it will do in the absence of a compelling reason otherwise.

If you are the stockholder of record, and you sign and return a proxy card without giving specific voting instructions, then the proxy holders will vote your shares in the manner recommended by our Board on all matters presented in this proxy statement, and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the meeting.

Is my proxy revocable?

You may revoke your proxy before it is exercised by voting in person at the Annual Meeting, by timely delivering a subsequent proxy or by notifying us in writing of such revocation to the attention of Kenneth G. Cole, Secretary, at 21001 Van Born Road, Taylor, Michigan 48180 before your proxy is voted. Unless you revoke your proxy in person at the meeting, your revocation must be received by 11:59 P.M. Eastern time on May 8, 2016.

Who is paying for the expenses involved in preparing and mailing this proxy statement?

We are paying the expenses involved in preparing, assembling and mailing these proxy materials and all costs of soliciting proxies. Our executive officers and other employees may solicit proxies, without additional compensation, personally and by telephone and other means of communication. In addition, we have retained Morrow & Co., LLC, 470 West Avenue, Stamford, Connecticut 06902, to assist in the solicitation of proxies for a fee of $12,000, plus expenses. If you have questions about voting your shares, you may call Morrow & Co., LLC, at (800) 607-0088 (for individual stockholders) or (203) 658-9400 (for banks and brokerage firms). We will reimburse brokers and other persons holding our common stock in their names or in the names of their nominees for their reasonable expenses in forwarding proxy materials to beneficial owners.

What happens if additional matters are presented at the Annual Meeting?

Other than the items of business described in this proxy statement, we are not aware of any other business to be acted upon at the Annual Meeting. If you grant a proxy, the persons named as proxy holders, Messrs. Allman and Cole, will have the discretion to vote your shares on any additional matters properly presented for a vote at the Annual Meeting. If for any reason any of our director nominees is not available as a candidate, Messrs. Allman and Cole may vote your shares for another candidate (or candidates) who may be nominated by the Board, or the Board may reduce its size.

What is "householding" and how does it affect me?

The proxy rules of the Securities and Exchange Commission (the "SEC") permit companies and intermediaries, such as brokers and banks, to satisfy proxy statement delivery requirements for two or more stockholders sharing an address by delivering one proxy statement to those stockholders. This procedure, known as "householding," reduces the amount of duplicate information that stockholders receive and lowers our printing and mailing costs.

We have been notified that certain intermediaries will use householding for our proxy materials and our 2015 Annual Report. Therefore, only one proxy statement and 2015 Annual Report may have been delivered to your address if multiple stockholders share that address. Stockholders who wish to opt out of this procedure and receive separate copies of the proxy statement and annual report in the future, or stockholders who are receiving multiple copies and would like to receive only one copy, should contact their bank, broker or other nominee or us at the address and telephone number below.

We will promptly send a separate copy of the proxy statement for the Annual Meeting or 2015 Annual Report if you send your request to webmaster@mascohq.com, call our Investor Relations Department at (313) 274-7400, or if you write to Investor Relations, Masco Corporation, 21001 Van Born Road, Taylor, Michigan 48180.

Our Website

We maintain a website at www.masco.com. The information on our website is not a part of this proxy statement, and it is not incorporated into any other filings we make with the SEC.

2017 Annual Meeting of Stockholders

If you wish to submit a proposal to be considered at the 2017 Annual Meeting, you must comply with the following procedures. Any communication to be made to our Secretary as described below should be sent to:

Kenneth G. Cole, Secretary
Masco Corporation
21001 Van Born Road
Taylor, Michigan 48180

PROXY STATEMENT PROPOSAL

If you intend to present proposals to be included in our proxy statement for our 2017 Annual Meeting, you must give written notice of your intent to our Secretary on or before November 24, 2016 (120 calendar days prior to the anniversary of our mailing this proxy statement). The proposals must comply with SEC regulations under Rule 14a-8 for including stockholder proposals in a company's materials.

MATTER FOR ANNUAL MEETING AGENDA

If you intend to bring a matter before next year's meeting, other than by submitting a proposal to be included in our proxy statement, we must receive notice in accordance with our Bylaws, which state that our Secretary must receive your notice no earlier than January 9, 2017 and no later than February 8, 2017. For each matter you intend to bring before the meeting, your notice must include a brief description of the business to be brought before the meeting; the text of the proposal or business (including the text of any resolutions proposed for consideration and, if such business includes a proposal to amend the Bylaws, the language of the proposed amendment); the reasons for conducting the business at the meeting and any material interest you may have in such business; your name and address as it appears in our records; the number of shares of our common stock you own; a representation that you are a holder of record of shares of our stock entitled to vote at such meeting and you intend to appear in person or by proxy at the meeting to propose such business; and a representation as to whether you are part of a group that intends to deliver a proxy statement or form of proxy to holders of at least the percentage of our outstanding common stock required to approve or adopt such proposal, or if you intend to otherwise solicit proxies from stockholders in support of your proposal.

DIRECTOR CANDIDATE NOMINATION

If you wish to nominate director candidates for election to the Board at the 2017 Annual Meeting, you must submit the following information required by our Certificate of Incorporation to our Secretary no later than February 7, 2017: your name and address and the name and address of the person(s) to be nominated; a representation that you are a holder of record of shares of our common stock entitled to vote at such meeting and you intend to appear in person or by proxy at the meeting to nominate the person(s) specified in the notice; a description of all arrangements or understandings between you and each nominee and any other person(s) (naming such person(s)) pursuant to which the nomination(s) is or are to be made by you; other information regarding each nominee you are proposing, as would have been required to be included in a proxy statement filed pursuant to the SEC's proxy rules if the nominee had been nominated by the Board of Directors; and the written consent of each nominee to serve as our director if elected. In addition, our Bylaws require that the notice of intent to make a nomination shall be accompanied by a statement whether each nominee, if elected, intends to tender, promptly following such election, an irrevocable resignation effective upon such person's failure to receive the required vote for re-election at the next meeting at which such person would face re-election and upon the Board of Directors' acceptance of such resignation. Our Bylaws also state that a stockholder seeking to make a nomination before an annual meeting shall promptly provide to us any other information we reasonably request.

Other Matters

The Board of Directors knows of no other matters to be voted upon at the Annual Meeting. If any other matters properly come before the Annual Meeting, the proxy holders named in the enclosed proxy will have discretionary authority to vote the shares represented by the proxy in their discretion with respect to such matters.

By Order of the Board of Directors,

Kenneth G. Cole
Vice President, General Counsel and Secretary

Taylor, Michigan
March 24, 2016



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